
04046177

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Inpex Corporation

*CURRENT ADDRESS: 1-18, Ebisu 4-chome
Shibuya-ku, Tokyo
Japan

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34839   FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:
DAT : 11/19/04

EXHIBIT B-2

JAPANESE LANGUAGE DOCUMENTS FOR WHICH ENGLISH LANGUAGE VERSION, TRANSLATION OR SUMMARY HAS BEEN PREPARED

Set out below are the English language versions, translations or summaries of Japanese language documents listed in ANNEX B, Items 6 to 17.

6. Notice dated June 5, 2003, of Convocation of 38th Ordinary General Meeting of Shareholders to be held on June 20, 2003

8. Notice dated March 31, 2004, of Convocation of Extraordinary General Meeting of Shareholders dated April 15, 2004.

[Summary translation]
March 31, 2004
INPEX General Document No. 239

To the Shareholders:

Notice of Extraordinary General Meeting of Shareholders

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of the Company, which will be held as described below.

If you are unable to attend the Meeting, please review the attached documents and send us the enclosed proxy form in advance, with your name and seal impression (registered seal) affixed thereto.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo
Representative Director and President

1. Date and Time of the Meeting: 11:50 a.m. on April 15, 2004 (Thursday)

2. Place of the Meeting: 10-4, Toranomon 2-chome, Minato-ku, Tokyo "Emerald Room" on the 2nd floor of the Main Building of Hotel Okura (see the attached map)

3. Matters to be dealt with at the Meeting:

Matters for Resolution:

First Item of Business: Execution of Share Exchange Agreement with Japan Oil Development Co., Ltd.

Second Item of Business: Execution of Share Exchange Agreement with INPEX Southwest Caspian Sea, Ltd.

Third Item of Business: Partial Amendment to the Articles of Incorporation

End

Explanations of Items of Business

INPEX CORPORATION

<<Matters for Resolution>>

First Item of Business: Execution of Share Exchange Agreement with Japan Oil Development Co., Ltd.

The "Policies regarding the Disposal of Development-Related Assets Held by Japan National Oil Corporation (JNOC)" (the "Report") compiled in March 2003 by the JNOC Valuation-of-Assets and Arrangement Subcommittee of the Development Committee of the Petroleum Section Meeting of the Advisory Committee on Natural Resources and Energy proposed that (i) it is necessary to establish a new independent petroleum and natural gas development structure by forming a core enterprise, (ii) among the assets held by JNOC, those held in relation to the Company, Japan Oil Development Co., Ltd. and Sakhalin Oil and Gas Development Co., Ltd. are considered to be the assets that are envisioned to constitute the core enterprise, (iii) JNOC should aim to offer to the public or sell the shares of the core enterprise so formed owned by JNOC as soon as possible, and (iv) it is believed that measures need to be taken to eliminate the possibility of the enterprise being managed in a manner contrary to the policy objective, which is to secure a stable supply of energy in Japan, including the possibility of control of the management of the enterprise by foreign capital.

Meanwhile, since the middle of last year, the Company has been proceeding, in a manner conforming with the Report and with various advisors, with a review of the purchase of the shares owned by JNOC that are subject to the integration, with discussions and negotiations with JNOC, and with preparations for listing the Company's shares by way of a release of the shares owned by JNOC after the integration, on the premises that (i) there is an urgent need to diversify the Company's financing methods by listing the Company's shares to fully prepare for the development stage of the assets held by the Company, which are to increase in the future, and (ii) the agreement of the parties concerned, including non-government shareholders, will be obtained because of the prospective benefits of the integration, such as enhancement of the assets and capital held by the Company, improvement of the portfolio balance (including the regional balance and the balance between crude oil and natural gas), and accumulation of operational experience in producing blocks.

Recently, the Company succeeded in reaching a final proposed agreement through negotiations with JNOC with respect to (i) the integration by the exchange of shares with the Company of (a) Japan Oil Development Co., Ltd., a wholly-owned subsidiary of JNOC, and (b) INPEX Southwest Caspian Sea, Ltd., in which JNOC owns 49% of the shares, which will result in these two companies becoming wholly-owned subsidiaries of the Company, and (ii) the purchase in cash by the Company of (a) the shares of INPEX Java Ltd., in which JNOC owns 50% of the shares, and (b) INPEX ABK, Ltd., in which JNOC owns 40% of the shares. As such, on February 5, 2004, the "Basic Agreement regarding the Integration of JNOC-Held Assets into INPEX" (the "Agreement") concerning the basic matters agreed to was executed, and through subsequent consultation, JNOC and the Company reached a final agreement to execute

the Basic Integration Agreement pursuant to the resolution of the 319th Regular Meeting of the Board of Directors of the Company held on March 29, 2004.

Further, the Company purchased the shares of INPEX Java Ltd. and INPEX ABK, Ltd. on March 30, 2004 pursuant to the resolution of its Board of Directors' Meeting held on March 29, 2004.

The Company proposes that the Meeting approve the execution of Attachment (1) "Share Exchange Agreement" to be entered into between the Company and Japan Oil Development Co., Ltd., as agreed between the parties concerned in the Basic Integration Agreement.

Second Item of Business: Execution of Share Exchange Agreement with INPEX Southwest Caspian Sea, Ltd.

As described in the First Item of Business above, the Company has been in consultation with the parties concerned for the formation of a core enterprise, which was proposed in the report compiled by the JNOC Valuation-of-Assets and Arrangement Subcommittee of the Development Committee of the Petroleum Section Meeting of the Advisory Committee on Natural Resources and Energy in March 2003.

The Company proposes that the Meeting approve the execution of Attachment (2) "Share Exchange Agreement" to be entered into between the Company and INPEX Southwest Caspian Sea, Ltd., as agreed between the parties concerned in the Basic Integration Agreement.

Third Item of Business: Partial Amendment to the Articles of Incorporation

The details of this Item of Business are as follows, and the Company proposes that the Meeting approve the amendments to its current Articles of Incorporation as described in the proposed amendments set forth in Attachment (3).

I. Amendment in Relation to Listing the Company's Shares on the Tokyo Stock Exchange

To diversify and facilitate the Company's financing methods, the Company made a preliminary application on October 10, 2003 to list the Company's shares on the Tokyo Stock Exchange. Further, a formal application for the listing is scheduled to be made in June 2004. Upon making this application, the Company's Articles of Incorporation must conform to the regulations prescribed by the Tokyo Stock Exchange, such as the Criteria for Listing Examination of Stock. Therefore, the required amendments will be made to the related provisions of the current Articles of Incorporation and to the provisions that the Company has decided to amend upon the listing (Article 4, Articles 6 through 12, and Article 3 of the Supplementary Provisions). Further, required amendments will be made in accordance with these amendments such as adding new provisions and improving and clarifying phrases.

(i) Amendment to the Method of Public Notice (Article 4, Article 3 of the Supplementary Provisions)

In listing the Company's shares, the Company will amend the method of public notice provided for in Article 4 of the current Articles of Incorporation from "Official Gazette (*kampo*)" to "Nihon Keizai Shimbun," which is a general daily newspaper, in order to make the disclosure of information widely accessible.

Further, from the perspective of efficiently carrying out the administrative procedures leading to the listing of the Company's shares, the date for the enforcement of this amendment will be separately provided for in Article 3 of the Supplementary Provisions.

(ii) Deletion of Restrictions on Share Transfers (Article 7)

In listing the Company's shares, the Company will delete Article 7 to comply with the provisions of Article 4, Paragraph 1, Item 11 of the Criteria for Listing Examination of Stock prescribed by the Tokyo Stock Exchange.

(iii) Establishment of Transfer Agent (Articles 8 and 9) and Share Handling Regulations (Articles 6, 8, 10 and 11)

In preparing to list the Company's shares, the Company will establish a transfer agent with respect to transfers of shares and fractional shares, as provided for in Article 206, Paragraph 2 of the Commercial Code in compliance with the provisions of Article 4, Paragraph 1, Item 9 (Establishment of Share Administration Service Agent) of the Criteria for Listing Examination of Stock prescribed by the Tokyo Stock Exchange, and establish Share Handling Regulations, which will be authorized to govern administration services with respect to the Company's shares as regulations subordinate to the Articles of Incorporation.

(iv) Amendment to Change to a Complete Record Date System (Article 12)

In listing the Company's shares, for the convenience of the shareholders, the Company will abolish the period for closing the Shareholders' Register, and will make the required amendments to introduce a so-called complete record date system.

II. Amendment of Number of Authorized Shares (Article 5)

In order to flexibly respond to the issuance of new shares or otherwise in the future, the Company will amend the total number of shares authorized to be issued.

III. Amendment in Relation to the Acquisition of Own Shares (New Article 6)

Due to the enforcement of the "Law regarding the Partial Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audits, etc. of *Kabushiki-kaisha* (Joint Stock Companies)" (Law No. 132, 2003), it has become possible for the Company to purchase its own shares by

resolution of the Board of Directors. The Company will add Article 6 to enable the Company to act by resolution of the Board of Directors in cases when the Company wishes to acquire its own shares in order to be able to flexibly achieve such matters as effectively using cash reserves and improving the return on equity.

IV. Amendment in Relation to Electronic Management of Corporate Documents

In relation to the development of new provisions regarding the electronic management of corporate documents due to the enforcement of the "Law regarding the Partial Amendments to the Commercial Code, etc." (Law No. 128, 2001), the Company will make the required amendments to the related provisions of its current Articles of Incorporation (Articles 18, 23, 30, 33, 34).

Further, since the period for retaining minutes of meetings is stipulated by law and there is no need to provide for this period in the Articles of Incorporation, the relevant provisions will be deleted.

V. Amendment in Relation to the Limitation of Officers' Liability to the Company (New Articles 23.1 and 30)

Due to the enforcement of the "Law regarding the Partial Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audits, etc. of *Kabushiki-kaisha* (Joint Stock Companies)" (Law No. 149, 2001), it has become possible for the Company to add provisions to its Articles of Incorporation allowing a reduction of Directors' or Corporate Auditors' liability to the Company to the extent provided for by laws and ordinances by a resolution of the Board of Directors, provided such Directors or Corporate Auditors perform their duty in good faith and without gross negligence. Accordingly, the Company will make the required amendments so that the Directors and Corporate Auditors may fully perform their expected functions in carrying out their duties (New Articles 23.1 and 30).

The creation of these provisions has been unanimously approved by the Board of Auditors.

VI. Amendment in Relation to Establishment of Provisional Record Date (Article 4 of the Supplementary Provisions)

As described in Section I above, the Company will abolish the period for closing the Shareholders' Register and will change to a so-called complete record date system. During the period from and after the date of the Extraordinary General Meeting of Shareholders (April 15, 2004), when these amendments to the Articles of Incorporation will be proposed, to the Ordinary General Meeting of Shareholders scheduled to be held in June 2004, it is expected that the issuance of new shares pursuant to Article 280-2, Paragraph 2 of the Commercial Code and the partial amendment to the Articles of Incorporation in relation to special class shares will be proposed at an Extraordinary General Meeting of Shareholders. Therefore, from the perspective of efficiently carrying out the convocation procedures for such Extraordinary General Meeting of Shareholders, the Company will establish a provisional record date of April 16, 2004 in advance in the Articles of Incorporation.

VII. Enumeration of the Articles will be moved up and other adjustments will be made to the provisions.

End

9. Notice dated April 20, 2004, of Resolution of Extraordinary General Meeting of Shareholders

[Translation]
April 20, 2004
INPEX General Document No. 011

To the Shareholders:

Notice of Resolution of Extraordinary General Meeting of Shareholders

We hereby notify you that the following resolutions were passed at the Extraordinary General Meeting of Shareholders of the Company held on April 15, 2004.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo
Representative Director and President

Matters for Resolution:

First Item of Business: Conclusion of the Share Exchange Agreement with Japan National Oil Corporation

The matter was approved and passed without amendment.

Second Item of Business: Conclusion of the Share Exchange Agreement with INPEX Southwest Caspian Sea, Ltd.

The matter was approved and passed without amendment.

Third Item of Business: Partial Amendment to the Articles of Incorporation

The matter was approved and passed without amendment.

End

10. Notice dated April 23, 2004, of Convocation of Extraordinary General Meeting of Shareholders dated May 10, 2004

[Summary translation]
April 23, 2004

INPEX General Document No. 020

To the Shareholders:

Notice of Extraordinary General Meeting of Shareholders

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of the Company, which will be held as described below.

If you are unable to attend the Meeting, please review the attached documents and send us the enclosed proxy form in advance, with your name and seal impression (registered seal) affixed thereto.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo
Representative Director and President

1. Date and Time of the Meeting: 11:00 a.m. on May 10, 2004 (Monday)

2. Place of the Meeting: 10-4, Toranomon 2-chome, Minato-ku, Tokyo "Kensington Terrace" on the 12th floor of the South Wing of Hotel Okura (see the attached map)

3. Matters to be dealt with at the Meeting:

Matters for Resolution:

First Item of Business: Partial Amendment to the Articles of Incorporation

Second Item of Business: Issuance of New Shares pursuant to Article 280-2, Paragraph 2 of the Commercial Code

End

Explanations of Items of Business

INPEX CORPORATION

<<Matters for Resolution>>

First Item of Business: Partial Amendment to the Articles of Incorporation

The "Policies regarding the Disposal of Development-Related Assets Held by Japan National Oil Corporation (JNOC)" (the "Report") compiled in March 2003 by the JNOC Valuation-of-Assets and Arrangement Subcommittee of the Development Committee of the Petroleum Section Meeting of the Advisory Committee on Natural Resources and Energy set out, with respect to the formation of the core enterprise, guidelines stating that "measures need to be taken to eliminate the possibility of the enterprise being managed in a manner contrary to the policy objective, which is to secure a stable supply of energy in Japan, including the possibility of the management of the enterprise being controlled through a speculative acquisition or acquisition by foreign capital, and for this purpose, a possible strategy is to issue special class shares with the minimum required veto rights that will not unreasonably impede the efficiency and flexibility of management." Pursuant to these guidelines, since last year the Company has been reviewing and discussing the details of these shares with the Ministry of Economy, Trade and Industry, JNOC and the Tokyo Stock Exchange, with the advice of the Company's financial advisors and professional law firms, focusing on minimizing the required matters for which the veto rights may be exercised and the conditions for the exercise thereof, as set out in the Report, and making the details of such veto rights acceptable to investors. At this time, in accordance with the objectives set out in the Report, and as an agreement has been reached with each of the related parties with respect to the issuance of the special class share with veto rights, whose details satisfy the conditions set out in the Report, the Company proposes that the Meeting approve the insertion of provisions regarding the details of such special class share in its Articles of Incorporation, as set forth in Attachment (1).

Second Item of Business: Issuance of New Shares pursuant to Article 280-2, Paragraph 2 of the Commercial Code

In relation to the issuance to JNOC of one (1) special class share with veto rights, as described in the First Item of Business above, since the issuance of this special class share at its issue price may be considered an issuance on favorable terms, even if it is issued at the same price as the offer price for the common stock that is scheduled to be offered in the future, the Company proposes, in accordance with Article 280-2, Paragraph 2 of the Commercial Code, that the Meeting approve this Item of Business.

An outline of this Item is set forth in Attachment (2).

End

<Outline of First Item of Business>

(1) Reasons for Amending the Articles of Incorporation

The "Policies regarding the Disposal of Development-Related Assets Held by Japan National Oil Corporation (JNOC)" (the "Report") compiled in March 2003 by the JNOC Valuation-of-Assets and Arrangement Subcommittee of the Development Committee of the Petroleum Section Meeting of the Advisory Committee on Natural Resources and Energy set out, with respect to the formation of the core enterprise, guidelines stating that "measures need to be taken to eliminate the possibility of the enterprise being managed in a manner contrary to the policy objective, which is to secure a stable supply of energy in Japan, including the possibility of the management of the enterprise being controlled through a speculative acquisition or acquisition by foreign capital, and for this purpose, a possible strategy is to issue special class shares with the minimum required veto rights that will not unreasonably impede the efficiency and flexibility of management."

In accordance with the objectives set out in the Report, and as an agreement has been reached with each of the related parties with respect to the details of the special class share with veto rights, whose details satisfy the conditions set out in the Report, and the procedures for convening general meetings of the special class shareholder, the Company proposes to amend its Articles of Incorporation to provide for the details thereof.

(2) "Comparison Chart between the Current and Proposed Articles of Incorporation"
As set forth in the schedule attached hereto.

<Outline of Second Item of Business>

(1) Number of new shares to be issued
One (1) special class share

(2) Minimum issue price
The price per share shall be at least one (1) yen, and shall be the same price as the offer price, to be determined by the book building method, of the Company's common stock to be offered for the Company to be listed on the Tokyo Stock Exchange.

(3) Allottee
Japan National Oil Corporation: One (1) share

(4) Payment date
To be determined by the Board of Directors on a subsequent date (scheduled to be the date immediately before the listing date of the Company's common stock)

(5) Initial date for calculation of dividends
April 1, 2004 (Thursday)

(6) Reasons for issuing new shares at a specially favorable issue price to a party that is not a shareholder

The Company will issue this special class share to the Japan National Oil Corporation because this issuance is in accordance with the Report of the Advisory Committee on Natural Resources and Energy of the Ministry of Economy, Trade and Industry, and it is considered to be an effective measure for the Company to prevent risks such as speculative acquisitions and takeovers.

Although the Company plans to set the issue price at the same price as the offer price for the common stock scheduled to be offered, since this special class share has the same rights to receive dividends and distribution of residual assets as the common stock, and to certain veto rights with respect to matters for resolution at general meetings of shareholders, the issuance of this special class share may be considered an issuance on favorable terms even if it is issued at the same price as the common stock. Therefore, as a precautionary measure, the Company will carry out the procedures for issuance on favorable terms under the Commercial Code (Article 280-2, Paragraph 2 of the Commercial Code).

11. Notice dated May 14, 2004, of Resolution of Extraordinary General Meeting of Shareholders

[Translation]
May 14, 2004
INPEX General Document No. 044

To the Shareholders:

Notice of Resolution of Extraordinary General Meeting of Shareholders

We hereby notify you that the following resolutions were passed at the Extraordinary General Meeting of Shareholders of the Company held on May 10, 2004.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo
Representative Director and President

Matters for Resolution:

First Item of Business: Partial Amendment to the Articles of Incorporation

The matter was approved and passed without amendment.

Second Item of Business: Issuance of New Shares pursuant to Article 280-2, Paragraph 2 of the Commercial Code

The matter was approved and passed without amendment.

End

12. Notice dated June 8, 2004, of Convocation of 39th Ordinary General Meeting of Shareholders to be held on June 23, 2004

[Summary translation]
June 8, 2004
INPEX General Document No. 067

To the Shareholders:

Notice of the 39th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 39th Ordinary General Meeting of Shareholders of the Company, which will be held as described below.

If you are unable to attend the Meeting, please review the attached documents and send us the enclosed proxy form in advance, with your name and seal impression (registered seal) affixed thereto.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo
Representative Director and President

1. Date and Time of the Meeting: 11:00 a.m. on June 23, 2004 (Wednesday)

2. Place of the Meeting: 10-4, Toranomon 2-chome, Minato-ku, Tokyo "Emerald Room" on the 2nd floor of the Main Building of Hotel Okura (see the attached map)

3. Matters to be dealt with at the Meeting:

Matters for Reporting:
Report on the Business Report and the Statement of Income for the 39th Business Term (April 1, 2003 to March 31, 2004) and the Balance Sheet as of March 31, 2004

Matters for Resolution:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 39th Business Term

Second Item of Business: Partial Amendment to the Articles of Incorporation

Third Item of Business: Election of One (1) Director due to Resignation of One (1) Director

Fourth Item of Business: Granting of Retirement Gratuities to Resigning Director

Fifth Item of Business: Election of One (1) Corporate Auditor due to Resignation of One (1) Corporate Auditor

End

Explanations of Items of Business

INPEX CORPORATION

<<Matters for Reporting>>

Report on the Business Report and the Statement of Income for the 39th Business Term (April 1, 2003 to March 31, 2004) and the Balance Sheet as of March 31, 2004

Details of these statements are as described in the Business Report, Statement of Income and Balance Sheet contained in Attachment (1) "Report on the 39th Business Term."

<<Matters for Resolution>>

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 39th Business Term

The Company proposes that the Meeting approve the proposed appropriation of retained earnings, the details of which are as contained in Attachment (1) "Report on the 39th Business Term."

Second Item of Business: Partial Amendment to the Articles of Incorporation

As the matters provided for in Articles 3 and 4 of the Supplementary Provisions of the Company's Articles of Incorporation (Attachment (2)) will become meaningless, these Supplementary Provisions will be deleted.

Third Item of Business: Election of One (1) Director due to Resignation of One (1) Director

Due to the resignation of Mr. Minoru Nagata, an incumbent Director, at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes to elect one (1) candidate set forth in Attachment (3) "Career Summary of the Candidate for Director" as the successor Director.

Fourth Item of Business: Granting of Retirement Gratuities to Resigning Director

It is proposed that a retirement gratuity be granted to Mr. Minoru Nagata, who will resign from his office of Director at the conclusion of this Ordinary General Meeting of Shareholders, to reward him for his services during his term of office. It is proposed that the specific amount to be presented be determined by the Board of Directors in accordance with the prescribed internal standards of the Company and in consideration of past practices, and that the date and method of presentation and other matters with respect thereto be entrusted entirely to the discretion of the Board of Directors.

Fifth Item of Business: Election of One (1) Auditor due to Resignation of One (1) Auditor

Due to the resignation of Mr. Nobuo Watanabe, an incumbent Corporate Auditor, at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes to elect one (1) candidate set forth in Attachment (4) "Career Summary of the Candidate for Corporate Auditor" as the successor Corporate Auditor.

The candidate for the Corporate Auditor, Mr. Tadaaki Tokunaga, meets the requirements to be a corporate auditor (so-called outside corporate auditor) provided for in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code concerning Audits, etc. of *Kabushiki-kaisha* (Joint Stock Companies)."

The consent of all Corporate Auditors has been obtained with respect to this matter at a Meeting of the Board of Corporate Auditors of the Company.

End

REPORT

THE 39TH TERM

From: April 1, 2003
To: March 31, 2004

INPEX CORPORATION

1-18, Ebisu 4-chome, Shibuya-ku, Tokyo

(Attached Document)

BUSINESS REPORT

[April 1, 2003 Through March 31, 2004]

I Outline of Business

(1) Progress and Results of Business

After a long term slump and uncertainty concerning future outlooks which persisted through last period, Japan's economy in this term is finally showing signs of a gradual recover, and this recovery has gained at a steady pace since last fall. This growth has been supported by strong trends in the economies of the United States and China, and the like, and with increases in exports and equipment and facility investment, corporate profits have improved, it appears as though personal consumption is picking up, and the stock market has posted steady growth ahead of this recovery. The world economy, with the strength of the United States economy, as posted moderate growth not only in China and the Asian region, but also in the Euro denominated economies.

Amid such a business environment, oil prices, which greatly affect the performance of Our Group, temporarily fell from US$ 30 a barrel to the mid US$20 range per barrel on the NYMEX WTI as the Iraq War, which commenced on March 20, 2003, concluded after approximately one month, and the OPEC, following its efforts in February, again raised its production ceiling in June. Nevertheless, with the terrorist bombing attack in Saudi Arabia on May 12, the delays in the re-initiation of oil production in Iraq, and the like, the oil market turned around, and the worldwide economic recovery coupled with OPEC's decision to cut production in November has led to higher prices. As the result thereof, average oil costs for Indonesian oil during this term increased by US$ 2.37 per barrel over the previous term to reach US$ 30.01.

Meanwhile, the exchange market, one of the factors having a material impact on our business performance, moved roughly within the 116 to 120 yen per US dollar range for the first half of the fiscal term, but with the growing budget and current account deficits in the United States gaining focus, the G7 convened in Dubai in September and issued a joint statement praising the rectification of the balance of international payments through the weakening exchange market, and with this the US

dollar was rapidly sold off to push the value of the yen up to the 105 yen level against the dollar between mid-January and mid-February. Thereafter, the Japanese government intervened by selling yen and the yen tentatively dropped in value, but towards the end of the fiscal term the yen rebounded, and the end-of-term published middle price (TTM) reached 105.63 yen, 14.57 yen higher than the previous term. In addition, the term average exchange rate was approximately 9 yen higher at 113.19 yen per US dollar. Moreover, the Company's average exchange rate for crude oil sales this term increased by 9.21 yen to 112.53 yen per US dollar, and our average exchange rate for natural gas sales this term increased by 8.83 yen to 112.96 yen per US dollar.

Amid these economic conditions, the Group (the Company, its subsidiaries (Article 2, Paragraph 1, Item 19 of the Commercial Code Enforcement Regulations), its consolidated subsidiaries (Article 142 of the Commercial Code Enforcement Regulations) and its affiliates (Article 2, Paragraph 1, Item 28 of the Commercial Code Enforcement Regulations)), in an effort to maintain and develop business that extends into the future based on a continued long term perspective, has taken great care and has strived to engaged in the active development of oil and gas exploration and development business.

First, with regard to Indonesia, the Company, in the Mahakam Offshore Fields owned thereby, has progressed in development work centering in both the Tunu and Peciko Gas Fields that account for most of the gas supply. In the Tunu Gas Field six rigs are being used to continue the exploration of development wells in order to maintain supply capacities. In the Peciko gas field, a third gas processing train was established in the Peciko Processing Area. In addition, two rigs are being used to continue the exploration of development wells. Meanwhile, with regard to exploration, in November and December of last year we implemented the collection of data at two new 1002 km 3D seismic explorations at the Susu-Nubi Unit, and we are currently processing this data.

At the Masela Block in the Timor Sea, the current operator INPEX Masela, Ltd. (a subsidiary) has confirmed a considerable volume of gas and condensate reserves, and is implementing a general appraisal for development in the Abadi Structure.

Next, in Australia, INPEX Browse, Ltd. (a subsidiary), as the operator, has drilled three exploratory wells in the Ichthys Field where the reserves of natural gas and condensate had been confirmed, and has confirmed an extension of natural gas and condensate reservoirs and development of good storage rocks.

In Kazakhstan, INPEX North Caspian Sea, Ltd. (a consolidated subsidiary) is

implementing exploratory work on the Kashagan Structure in one appraisal well, and the appraisal work is ongoing. The development plans for the Kashagan Structure were submitted to the Kazakhstan government in December of 2002, and discussions thereon continued up through February 25 of this year when the government gave its approval. Currently, were are building the infrastructure for the development facilities and are selecting various contractors for the development facilities. In addition, the appraisal plan for the Kashagan Structure where oil and gas production was confirmed two years ago was approved by the Kazakhstan government in May of last year, and with this 3D seismic exploration has been implemented throughout the entire Structure, and we are engaged in appraisal work. Meanwhile, test wells have been drilled in the Kashagan Southwest, Aktote and Kairan Structures, structures subject to residual test drilling, and all of the wells confirmed hydrocarbon reserves. As the result thereof, hydrocarbon has been discovered at all of the structures subjected to test drilling in that field. Appraisal plans for both the Aktote and Kairan Structures were submitted to the Kazakhstan government in February of this year, and these plans were approved by the government in March. In addition, the appraisal plan for the Kashagan Southwest Structure was submitted to the government in February of this year, and currently we are engaged in talks with the government.

In Azerbaijan, INPEX Southwest Caspian Sea, Ltd (a subsidiary), which acquired a 10% working interest in the ACG (Azeri-Chirag-deepwater-Gunashli fields) from Lukoil in April of last year, continued production in the Chirag Filed among the overall development at the ACG Fields, and is currently engaged in the Phase 1 development that targets the Central Azeri area, and in the Phase 2 development that targets East and West Azeri. In addition, engineering work is being implemented as a preliminary study for the Phase 3 development which targets the deepwater portion of Gunashli Field and West Chirag Field.

INPEX BTC Pipeline, Ltd. (a subsidiary) is currently building the BTC pipeline and from Baku in Azerbaijan to Ceyhan in Turkey via Tbilisi in Georgia and transport terminals as a means of transporting crude oil from the Caspian Sea.

INPEX Sahul, Ltd. (a subsidiary) has been promoting development in the Bayu-Undan gas-condensate field within the Joint Petroleum Development Area in the Timor Sea located between Australia and East Timor, and condensate production commenced from February 10th of this year.

In addition, in February of this year, a buy-back agreement was entered into with the National Iranian Oil Company with respect to the appraisal and development of the Azadegan field and the Company acquired an interest (75%) in development rights.

Currently the Company is implementing the procedures for the transfer of the rights held by the Company under that agreement to Azadegan Petroleum Development, Ltd. (a subsidiary), and Azadegan Petroleum Development, Ltd. will advance the development work as the operator.

As the result of the Company's foregoing activities, business performance in the present term posted sales of 168,239 million yen (a year on year increase of approximately 11%), operating profits of 92,648 million yen (a year on year increase of approximately 7%), recurring profits of 76,205 million yen (a year on year increase of approximately 2%), and current profits of 28,349 million yen (a year on year increase of approximately 5%). Crude oil sales were negatively affected by the stronger yen, but increased by approximately 7% year on year due to an increase in the volume handled from a boost in crude oil transactions for cost recover arrangements and rising oil prices. In addition, natural gas sales were also negatively affected by the stronger yen, but increased by approximately 12% year on year due to increased sales volume brought on by an increase in package shares from 16% to 35% with the extension of a 1981 LNG sales agreement as well as rising LNG prices. Meanwhile, with regard to profits and losses, a sharp increase in the carry over of reserves due to increases in exploration investment and sales costs brought on by higher costs centering around increased oil production capacity investment, and higher exchange losses from the strengthening yen kept current net profits to 28,349 million yen, an increase of 1,285 million yen over the previous term's level of 27,064 million yen.

The Company, under a future management strategy that looks to the long term, and in accordance with the policy set forth in the findings of the Japan National Oil Corporation Asset Appraisal, Organization and Investigation Subcommittee of the Oil Subsection of the Advisory Committee for Natural Resources and Energy, has advanced in mutual consultations with the Japan National Oil Corporation and other related parties to receive the transfer of Japan Oil Development Co., Ltd., and other assets held by the Japan National Oil Corporation in an attempt for integration, and on March 29 of this year, entered into a master integration agreement with the Japan National Oil Corporation in which Japan Oil Development Co., Ltd, a wholly owned subsidiary of the Japan National Oil Corporation, and INPEX Southwest Caspian Sea, Ltd., in which the Japan National Oil Corporation holds a 49% share, would become wholly owned subsidiaries of the Company conditioned on the approval of the shareholders of the Company and these two companies. Currently the integration is

proceeding as planned, but in the future we will continue to engage in steady and aggressive development from a long term point of view, we will respond to our charge from the national economy to secure a stable and efficient supply of oil and natural gas, Japan's chief energy sources, and we will build an unwavering business base and strive to return profits to our shareholders. As such we ask for the added understanding and support of the shareholders.

We report working situation of our major business section during the current period.

[1] Exploration

Exploration work during the current period:

Attaka Unit
We conducted exploration for geologic substances in order to evaluate and prospect potential reserves in this mining area during the current period.

Offshore Mahakam

We conducted a work of data recording of new three dimension earthquake exploration in the scope of 1,002 square kilometer in Sisi-Nubi unit from November to December in the current period.
We are in operation of processing of such recorded data as of the end of the current period.

Development work during the current period:

Attaka Oil Field
We conducted drilling work in 11 oil wells during the current period.
There are 110 oil wells in this field as of the end of the current period.

Bekapai Oil Field
No remarkable development work was conducted.
There are 21 oil wells in this field as of the end of the current period.

Handil Oil Field

We conducted drilling work in 2 oil wells during the current period.
There are 134 oil wells, 21 water pressure injection wells, 6 water intake wells and 3 gas injection wells in this field as of the end of the current period.

Tambora Oil and Gas Field
We conducted drilling work in 3 oil and gas wells during the current period.
There are 9 oil and gas wells in this field as of the end of the current period.

Tunu Gas Field
We conducted drilling work in 49 gas wells during the current period. Also, we are in operation of installing an additional new platform and installing a drilling slot in an existing platform.
There are 171 gas wells in this field as of the end of the current period.

Peciko Gas Field
We conducted drilling work in 18 gas wells during the current period. Also, we installed the third train of gas processing facilities in the Peciko process area. With respect to an erosion of the pipeline connecting the existing platform to the Senipah Terminal, we conducted a replacement work of the pipeline as of the end of the current period.
There are 40 gas wells in this field as of the end of the current period.

Nilam Oil and Gas Field
We conducted drilling work in 10 oil and gas wells during the current period.
There are 146 oil and gas wells in this field as of the end of the current period.

Badak Gas Field
We conducted drilling work in 2 gas wells during the current period. There are 191 oil and gas wells in this field as of the end of the current period.

We also carry out prospect, development and production activities through major subsidiaries, consolidated subsidiaries and affiliates, as follows

[translation omitted]

[2] Production

The table below sets forth information about production of crede oil, etc. during the current period.

(Unit: thousand barrel)

Kind	Production per day		Production per year			Cumulative amount of production
	Prior period	Current period	Prior period	Current period	Comparison with the prior period	
Ataka Oil Field	(commencement of production: Nov. 1972)					
Crude Oil	19.7	14.5	7,184	5,300	-26.2%	657,159
Propane	2.1	1.7	767	610	-20.5%	30,305
Butane	1.2	0.9	430	336	-21.9%	2,749
Bekapai Oil Field	(commencement of production: July 1974)					
Crude Oil	2.4	2.4	886	868	-2.0%	190,308
Handhil Oil Field	(commencement of production: July 1975)					
Crude Oil	14.9	14.5	5,464	5,289	-3.2%	833,842
Tunbora Oil/Gas Field	(commencement of production: Dec. 1984)					
Crude Oil	2.0	1.3	720	472	-34.5%	24,338
Tunugus Oil/Gas Field	(commencement of production: Aug. 1990)					
Crude Oil	27.1	25.7	9,931	9,386	-5.5%	108,887
Pechiko Oil/Gas Field	(commencement of production: Dec. 1999)					
Crude Oil	14.4	19.4	5,288	7,072	+33.7%	24,822
Nilam Oil/Gas Field	(commencement of production: July 1980)					
Crude Oil	5.9	6.2	2,162	2,259	+4.5%	93,282
Badak Gas Field	(commencement of production: Oct. 1974)					
Crude Oil	0.9	0.6	345	207	-39.9%	54,806
Total	90.7	87.1	33,177	31,798	-4.2%	

Notes:

1. Rights and interests of each amount of production is 100% base.
2. Each amount of production in Ataka oil field includes Pentanplus.
3. Crude oil includes condensate.

[3] **Sales**

Condition of sales of crude oil and gas are as follows:

① Crude oil

[translation omitted]

For the current term, the total amount taken over and sold was approximately 8.89 million barrels (approximately 6% increase compared to that of the previous term), consisting of approximately 1.46 million barrels of Ataka crude oil, approximately 270 thousand barrels of Bekapai crude oil, approximately 2.05 million barrels of Handil mixed crude oil, approximately 3.29 million barrels of Senipah condensate, and approximately 1.82 million barrels of Bontang return condensate.

[translation omitted]

② Gas

[translation omitted]

For the current term, the total amount of shipment was approximately 20.03 million barrels (about the same level as that of the previous term), as the increase of the sales volume of LNG for Japan was set off by the decrease of the sales volume of LNG for Taiwan.

[translation omitted]

The amount of gas which the Company has the right to sell increased by 13.7% compared to that of the previous term.

[translation omitted]

(2) Matters to be Dealt

[translation omitted]

(i) Maintenance and increase of production at Mahakam Block
[translation omitted]

(ii) Effort for extension of the term of LNG sales agreement
[translation omitted]

(iii) Measures to be taken for insufficient amount of gas to be supplied at Ataka Unit
[translation omitted]

(3) State of Financing

The Company covered all funds for investment activities by self-financing.

(4) Results of Operation and Record of Change of Properties

Year / Classification	36th Term (FY 2000)	37th Term (FY 2001)	38th Term (FY 2002)	39th Term (current period) (FY 2003)
Amount of Sales (Millions of yen)	155,571	143,116	151,714	168,239
Current Net Income (Millions of yen)	27,481	26,540	27,064	28,349
Current Net Income per Share (Yen)	46,461.88	45,044.66	45,779.20	47,959.97
Net Assets (Millions of yen)	208,336	226,831	247,625	269,813
Total Assets (Millions of yen)	226,198	251,821	281,414	301,376

[footnote omitted]

II. OUTLINE OF THE COMPANY (as of March 31, 2004)

(1) Main Business

Exploration, development, production and sales of oil, natural gas and other mineral resources.

(2) Major Place of Business

Head Office:	1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Jakarta Office:	7th Floor, Midplaza I Jalan Jenderal Sudirman Kav.10-11 Jakarta 10220, INDONESIA
Perth Office (bussiness office of the subsidiaries, INPEX Alpha, Ltd., etc.)	Lever 27, Exchange Plaza 2 The Esplanade, Perth Western Australia 6000, AUSTRALIA

(3) Condition of the Shares

1)	Number of Shares Authorized to be issued by the Company:	600,000 shares
2)	Kinds and Aggregate Number of Issued Shares:	Ordinary Shares 589,200 shares
3	Number of Shareholders:	22

(4) Major Shareholders

Shareholder	Investment in the Company		Investment in the Shareholders of the Company	
	Number of Shares	Voting Rights Ratio	Number of Shares	Voting Rights Ratio
	(shares)	(%)	(shares)	(%)
Japan National Oil Corporation	294,600.00	50.00	–	–
Japan Petroleum Explaration Co., Ltd.	79,391.52	13.47	4,600	0
Mitsubishi Corporation	63,198.00	10.72	–	–
Mitsui Oil Exploration Co., Ltd.	58,920.00	10.00	–	–
Marubeni Corporation	15,482.00	2.62	–	–
Sumitomo Corporation	15,482.00	2.62	–	–
JFE Steel Corporation	14,730.00	2.50	–	–

Sumitomo Metal Industries, Ltd.	14,730.00	2.50	–	–

(5) Acquisition, Disposition and Holdigs of Tresury Stocks

Not applicable.

(6) Stock Acquisition Rights

Not applicable.

(7) Major Debtee

Debtee	Balance at the end of the year	Shares of the Company Held by the Debtee	
		Number of Shares Held	Voting Rights Ratio
		(shares)	(%)
Japan Bank for International Cooperation	¥8,450 million (USD80,000 thousand)	–	–
Mizuho Corporate Bank, Ltd.	¥1,415 million (USD13,400 thousand)	1,050	0.17
The Bank of Tokyo-Mitsubishi, Ltd.	¥697 millin (USD6,600 thousand)	525	0.08
TOTAL	¥10,563 million (USD100,000 thousand)		

(8) Business Combination

1) Relationship with JNOC

Name	Capital Amount	Relationship with the Company
Japan National Oil Corporation	–	As a result of being invested for raising of funds for exploration business of the Company until 1973, JNOC becomes to hold a half of the issued shares of the Company as of the end of this fiscal year.

[footnote omitted]

2) Major Subsidiaries and Affiliates

	Name (Date of	Capital Amount	Voting Rights	Main Business

	Establishment) Location	(millions of yen)	Held by the Company (%)	
Indonesia				
	INPEX Natuna, Ltd. (September 1, 1978) Shibuya-ku, Tokyo	5,000	100.00	Exploration, development, production and sales of oil and natural gas in B Block in South Natuna Sea
	INPEX North Natuna, Ltd. (January 18, 2002) Same as above	570	– (100.00)	Exploration of oil and natural gas in Nila Block in Natuna Sea
	INPEX Jawa, Ltd. (November 10, 1986) Same as above	4,804	83.50	Exploration, development, production and sales of oil and natural gas in offshore Northwest Java
	INPEX Tengah, Ltd. (August 5, 1988) Same as above	1,020	100.00	Exploration and development of oil and natural gas in Tengah Block in Offshore Mahakam
	INPEX Sumatra, Ltd. (February 15, 1991) Same as above	400	– (100.00)	Exploration, development, production and sales of oil and natural gas in Southeast Sumatra block
	INPEX Offshore Northeast Mahakam, Ltd. (June 11, 1997) Same as above	803	100.00	Exploration of oil and natural gas in Saliki Block in East Kalimantan
	INPEX Masela, Ltd. (December 2, 1998) Same as above	12,859	50.14	Exploration of oil and natural gas in Masela Block in Timor
	INPEX North Makassar, Ltd. (January 18, 2002) Same as above	3,243	54.18	Exploration of oil and natural gas in Donggala Block in offshore East Kalimantan
	INPEX Offshore North Mahakam, Ltd. (November 6, 2002) Same as above	2,100	100.00	Exploration of oil and natural gas in East Kalimantan Block in offshore East Kalimantan
Caspian Sea Area				
	INPEX North Caspian Sea, Ltd. (August 6, 1998) Same as above	43,180	45.00	Exploration and development of oil in Offshore North Caspian Sea Block in Kazakhstan
	INPEX Southwest	53,594	51.00	Exploration, development,

	Caspian Sea, Ltd. (January 29, 1999) Same as above			production and sales of oil in ACG (Azeri-Chirag-deepwater-Gunashli) fields in Azerbaijan
	INPEX BTC Pipeline, Ltd. (October 16, 2002) Grand Cayman, Cayman Islands	2,883 (USD 27,300 thousand)	100.00	Investment in construction and operation of pipeline between Baku (Azerbaijan) to Ceyhan (Turkey) via Tbilisi (Georgia)
Australia				
	INPEX Alpha, Ltd. (February 17, 1989) Shibuya-ku, Tokyo	3,814	100.00	Exploration, development, production and sales of oil and natural gas in Australia
	INPEX Browse, Ltd. (September 1, 1998) Same as above	18,200	98.35 (100.00)	Exploration of oil and natural gas in WA-285-P Block in West Australia
JPDA				
	INPEX Timor Sea, Ltd. (November 25,) Same as above	2,275	100.00	Exploration of oil and natural gas in 03-01 Block
	INPEX Sahul, Ltd. (March 30, 1993) Same as above	4,600	100.00	Exploration, development, production and sales of oil and natural gas under 03-12 Block and Bayu Undan gas-condensate field
Australia, JPDA				
	INPEX DLNGPL Pty Ltd (March 19, 2003) Perth, West Australia	5,042 (USD63,240 thousand)	100.00	Investmen in Darwin LNG engaging in construction of the underwater pipeline from Bayu-Undan gas-condensate field to Darwin LNG Plant in Australia and LNG Plant
Middle East				
	INPEX ABK, Ltd. (February 29, 1996) Shibuya-ku, Tokyo	2,500	95.00	Exploration, development, production and sales of oil in Abu Al Bukhoosh field in United Arab Emirates
	Azadegan Petroleum Development, Ltd. (February 18, 2004) Same as above	10	100.00	Taking the necessary procedure to succeed the Company's position as the party to the buy-back contract with respect to development of Azadegan field in Iran
Being Dissolved				

	INPEX Northeast Sahara, Ltd. (August 19, 1994) Same as above	2,301.7	50.07	Being dissolved because oil and natural gas in adequate quantity for business are not found in the blocks held
	INPEX Labe Timor Sea, Ltd. (May 20, 1997) Same as above	5,441.4	47.00	
	INPEX East Arguni, Ltd. (December 2, 1998) Same as above	263	100.00	
	INPEX West Arguni, Ltd. (December 2, 1998) Same as above	442	100.00	
	INPEX South Natuna, Ltd. (December 2, 1998) Same as above	520	(100.00)	
	INPEX Offshore South Sulawesi, Ltd. (November 6, 2002) Same as above	1,345	100.00	
Related Business				
	INPEX Trading, Ltd. (April 2, 1984) Same as above	50	100.00	Sales, agency, and brokerage in connection with crude oil and market research and sales planning in connection with oil and natural gas sales
	INPEX Services, Ltd. (June 21, 1988) Same as above	65	76.92 (100.00)	Management of owned properties and facilities of the Company, non-life insurance agency busiess and travel agency business

[footnote omitted]

3) Process of Business Combination

- Establishment of Azadegan Petroleum Development, Ltd. (Subsidiary)
  [translation omitted]
- Acquisition of the Shares of INPEX Jawa, Ltd. And INPEX ABK, Ltd. Held by JNOC
  [translation omitted]

- Dissolution and completion of liquidation of INPEX West Natuna, Ltd. (consolidated subsidiary)
  [translation omitted]

4) Other important Business Combination

	Name (Date of Establishment) Location	Capital Amount (millions of yen)	Voting Rights Held by the Company (%)	Main Business
Brazil				
	Albacora Japão Petróleo Limitada (December 23, 1998) Rio de Janeiro	1,059 (R$29,525 thousand)	50.00	Lease of production facilities to Albacora fields in offshore Campos
	INPEX Offshore North Campos, Ltd. (October 12, 2000) Shibuya-ku, Tokyo	5,456	37.50	Supplying business funds, etc. to Frade Japão Petróleo Limitada
	Frade Japão Petróleo Limitade (July 5, 1999) Rio de Janeiro	3,335 (R$92,923 thousand)	0.00 (0.00)	Exploration for oil and natural gas in the mine concession of Frade
Iran				
	JJI S&N B.V. (October 3, 2002) Amsterdam	4,549 (EUR 35,301 thousand)	25.00	Exploration, development, production and sales of oil in Soroosh and Nowrooz Fields
Indonesia				
	MI Berau B.V. (August 14, 2001) Rotterdam	78,889 (EUR 612,112 thousand)	44.00	Exploration and development of natural gas in the mine concession of Berau and in Tangguh- LNG Project
	Bongtang Train G Project Finance Ltd. (May 25, 1995) Shibuya-ku, Tokyo	50	40.00	Financing for construction of LNG production facilities in the area of Bontang, East Kalimantan
	Bongtang LNG Train H Investment, Ltd. (February 5, 1997) Shibuya-ku, Tokyo	50	40.00	
	Project Finance BLRE, Ltd. (February 9, 2000) Shibuya-ku, Tokyo	20	30.00	Financing for renovation of existing LNG production facilities in the area of Bontang, East Kalimantan

Being dissolved				
	Northland Oil, Ltd. (March 6, 1995) Shibuya-ku, Tokyo	2,935	32.16	In the process of liquidation of the company due to a failure in discovering sufficient quantity of oil and gas, etc. for commercial use in its own mine concession.

[footnote omitted]

5) Result of Business Combination

The sales amount of the Company in the current consolidated fiscal year amounted to ¥218,831 million (an increase of 8.6% over the previous consolidated fiscal year).

The ordinary income of the Company amounted to ¥94,773 million (an increase of 35.3% over the previous consolidated fiscal year) and the net income in the current fiscal year was ¥34,781million (an increase of 24.6% over the previous consolidated fiscal year).

(1) The State of Employees

[translation omitted]

III. Important Facts Concerning the State of the Company which Occurred after the Settlement of Accounts

On April 15, 2004 (Thursday), the Company held an Extraordinary General Meeting of Shareholders at Hotel Okura, 10-4, Toranomon 2-chome, Minato-ku, Tokyo, and items (1) and (2) described below were resolved.

(1) Conclusion of an Agreement on Share Exchange with Japan Oil Development Co., Ltd.
Conclusion of an Agreement on Share Exchange with INPEX Southwest Caspian Sea, Ltd.

As stated in "Progress and Results of Business", consolidation by share exchange with both companies was approved and adopted.

(2) Partial Amendment to the Articles of Incorporation

Amendment to the Articles of Incorporation of the Company to prepare for public offering of shares was approved and adopted.

On April 15, 2004 (Thursday), the Company held an Extraordinary Meeting of the Board of Directors at Hotel Okura, 10-4, Toranomon 2-chome, Minato-ku, Tokyo, and items (3), (4) and (5) described below were resolved.

(3) Stock Split

It was resolved that the Company will execute a stock split at the rate of 3 shares for 1 share held by the shareholders registered in the last register of shareholders as of May 1, 2004, which is the record date. In addition, 50,744.25 shares to be issued by the exchange of shares with Japan Oil Development Co., Ltd. on May 17, 2004 will be included in the shares and fractional shares which will be the subject of the stock split mentioned above.

(4) Election of Transfer Agent for Shares and Fractional Shares

It was resolved that Mizuho Trust & Banking Co., Ltd. will be elected as the transfer agent for shares and fractional shares of the Company, and the head office of Mizuho Trust & Banking Co., Ltd. will be the place of business of the Company.

(5) Establishment of Makuhari Technology Development Division and Entrustment of Business to Directors

It was resolved that as of April 1, 2004, Makuhari Technology Development Division will be established and business related to Makuhari Technology Development Division will be entrusted to Mr. Sugaya, Director, as a concurrent position. In addition, it was resolved that as of April 15, 2004, the Company will entrust business related to management of development, exploration, and physical exploration to Mr. Nagata, Representative Director and Vice President, and business related to Middle East projects to Mr. Yui, Managing Director.

On May 10, 2004 (Monday), the Company held an Extraordinary General Meeting of Shareholders at Hotel Okura, 10-4, Toranomon 2-chome, Minato-ku, Tokyo, and it was resolved as follows.

(6) Partial Amendment to the Articles of Incorporation

Issuance of new shares pursuant to Article 280-2, Paragraph 2 of the Commercial Code

It was approved and adopted that upon listing of the shares of the Company, to make an amendment to the Articles of Incorporation to insert the provisions regarding the details of the special class share in order to issue the special class share with veto rights to public entity and to approve and resolve the issuance thereof as such issuance may be considered an issuance on favorable terms provided for in Article 280-2, Paragraph 2 of the Commercial Code.

Balance Sheet
(as of March 31, 2004)

INPEX CORPORATION
(rounded down to the nearest one million yen)

Item	Amount (million yen)	Item	Amount (million yen)
ASSETS		**LIABILITIES AND CAPITAL**	
CURRENT ASSETS	**61,263**	**CURRENT LIABILITIES**	**15,290**
Cash and deposits	29,160	Accrued payables	5,885
Accounts receivable	9,809	Accrued expenses	394
Securities	18,822	Accrued corporate tax and other taxes	6,039
Advance payments	46	Advances received	2,936
Deferred taxes	7	Deposits received	35
Temporary Advancement	58	**NON-CURRENT LIABILITIES**	**16,273**
Short-term loans	3,150	Long-term loans payable	10,563
Other accounts receivable	97	Reserve for employee retirement benefits	776
Other current assets	109	Reserve for officer retirement benefits	377
		Long-term accounts payable	4,477
FIXED ASSETS	**240,112**	Long-term deposit received	78
Tangible Fixed Assets	**9,937**		
Buildings	5,723	**TOTAL LIABILITIES**	**31,563**
Structures	77		
Machinery and equipment	0	**CAPITAL**	**29,460**
Vehicles and other transportation Equipment	14	**Retained Earnings**	**240,214**
Tools, furniture and fixtures	120	Legal reserve	7,365
		Voluntary reserve	203,509
Land	4,001	Dividend reserve	1,500
Intangible Fixed Assets	**21**	Currency fluctuations reserve	1,000
Other intangible fixed assets	21	Reserve for losses on foreign investment	291
Investments and other assets	**230,153**	Special reserve	200,718
Investments in securities	110,227	Unappropriated earnings	29,340
Investments in subsidiaries	101,057		
Equity	1,533	**Securities evaluation gains (losses)**	**138**
Long-term loans	14,867		
Long-term prepaid expenses	32		
Deferred taxes	217		
Product collection accounts	78,286		
Other investments	2,612		
Allowance for doubtful receivables	(260)		
Allowance for investment in exploration projects	(78,422)		
		TOTAL CAPITAL	**269,813**
TOTAL ASSETS	**301,376**	**TOTAL LIABILITIES AND CAPITAL**	**301,376**

Profit and Loss Statement
(April 1, 2003 to March 31, 2004)

(rounded down to the nearest one million yen)

Item				Amount (million yen)		
Ordinary Income and Losses	Operating Income and Expenses	**Operating Income**				
			Sales of crude oil		31,169	
			Sales of natural gas		137,069	168,239
		Operating Expenses				
			Cost of sales of crude oil	30,032		
			Cost of sales of natural gas	137,069		
			Free distribution of crude oil	(7,230)		
			Free distribution of natural gas	(88,354)	71,517	
			Selling and General Administrative Expenses		4,073	75,590
		Operating Income				**92,648**
	Non-operating Income and Expenses	**Non-operating Income**				
			Interest Income		353	
			Securities Income		295	
			Dividend Income		1,619	
			Income on sales of securities		0	
			Other Non-operating Income		924	3,193
		Non-operating Expenses				
			Interest Expenses and discount charges		160	
			Allowance for investment in exploration projects		15,755	
			Exchange loss		3,567	

Other Non-operating Expenses		152	19,636
Ordinary Income			**76,205**
Income before Taxes			**76,205**
Corporate Tax and Residential Tax		47,224	
Adjustment of Corporate Tax, etc.		632	47,856
Current Income			**28,349**
Income brought forward			991
Unappropriated Earnings at end of the year			**29,340**

Explanatory Notes to Balance Sheet and Profit and Loss Statement

1. Significant Accounting Policies

(1) Standards for and methods of valuating securities

Investments in subsidiaries and affiliates

At cost based on the moving average method

Other securities

Securities with fair market value: At fair market value based on the market price as of the last day of the term (Related valuation differences are directly charged or credited to the shareholders' equity and cost of securities sold is computed by the moving average method.)

Securities without fair market value: At cost based on the moving average method

(2) Method of depreciating fixed assets

Tangible fixed assets: Declining balance method

Depreciation of buildings (except for auxiliary equipment) acquired on and after April 1, 1998 is calculated by the straight-line method.

Intangible fixed assets: Fixed installment method

Depreciation of software for internal use is calculated by the straight-line method based on the software's available period (5 years).

(3) Disposition of deferred charges

Disposed of all amounts as costs on expenditure

(4) Accounting for allowances and reserves

Allowance for employee retirement benefits:

The amount required for employees retirement benefits as of the end of the fiscal year under review is calculated based on the projected retirement benefit obligations as of the end of the current fiscal year.

Reserve for officer retirement and other benefits:

To provide retirement and other benefits of officers, an amount of necessary payment for voluntary termination at the end of the term is reported in accordance with the company bylaws. This reserve is set out in Article 43 of the Enforcement Regulations for the Commercial Code.

Allowance for doubtful receivables:

General allowances are provided for using a rate determined by past bad debts experience, and specific allowances are provided for using the estimated amounts considered to be irrecoverable after reviewing the collectibility of individual doubtful receivables.

Allowance for investment in exploration projects:

The amount required to allow for losses in shares of investment in exploration companies is calculated based on the asset position of each company.

(5) Accounting procedures of consumption tax and other taxes
The tax excluded method is adopted.

2. Monetary loans to or from controlling shareholders

Short-term monetary loans: 6,000,000 yen

3. Monetary loans to or from subsidiaries

Short-term monetary loans to subsidiaries:1,621,000,000 yen
Long-term monetary loans to subsidiaries:14,815,000,000 yen
Short-term monetary loans from subsidiaries: 14,000,000 yen
Long-term monetary loans from subsidiaries: 61,000,000 yen

4. Accumulated depreciation of tangible fixed assets

2,761,000,000 yen

5. Material lease assets which are not stated as capital

9 computers are used pursuant to lease agreements.

6. Pledging of Assets

Time deposits: 9,140,000,000 yen

7. Guarantee Obligations

90,261,000,000 yen

8. Amount set out in Article 124-3 of the Enforcement Regulations for the Commercial Code

290,000,000 yen

9. Amount of transactions with controlling shareholders

Amount of transactions other than operating transactions 9,402,000,000 yen

10. Amount of transactions with subsidiaries

Amount of operating transactions 4,229,000,000 yen
Amount of transactions other than operating transactions 1,654,000,000 yen

11. Current net income per share

47,959.97 yen

Disposition of Profits (Draft)		
		INPEX CORPORATION
Item	Amount (yen)	
Unappropriated profit		**29,340,090,605**
Deposited as follows:		
Dividend for Shareholders		5,892,000,000
Ordinary dividend (7,500 yen per share)	4,419,000,000	
Special dividend commemorating the 10th anniversary of Griffin oil fields and the producing of an aggregate of 150 million barrels (2,500 yen per share)	1,473,000,000	
Bonus for Officers (including 5,500,000 yen for Auditors)		91,000,000
Voluntary reserve		22,200,593,219
Reserve for losses on foreign investment	200,593,219	
Special reserve	22,000,000,000	
Profit carried forward		**1,156,497,386**

13. Notice dated June 24, 2004, of Resolution of 39th Ordinary General Meeting of Shareholders

[Translation]
June 24, 2004

To the Shareholders:

Notice of Resolution of the 39th Ordinary General Meeting of Shareholders

We hereby notify you that the following matters were reported and resolutions were passed at the 39th Ordinary General Meeting of Shareholders of the Company held yesterday.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo
Representative Director and President

Matters for Reporting:

Report on the Business Report and the Statement of Income for the 39th Business Term (April 1, 2003 to March 31, 2004) and the Balance Sheet as of March 31, 2004

The contents of the above statements shall be reported and the Company reported that the audit report which states that the above statements and proposed appropriation of retained earnings, as provided for in the first item of business, is appropriate and such report shall be accepted and kept by auditors and auditors' meeting.

Matters for Resolution:

First Item of Business: The 39th Approval of the Proposed Appropriation of Retained Earnings

The matter was approved and passed without amendment.

Annual dividends was determined to be ¥ 10,000 per share. Annual dividends consist of ordinary dividends (¥ 7,500 per share) and special dividends commemorating the 10th anniversary of Griffin oil fields and the achievement of producing of aggregate 150 million barrel at Griffin oil fields (¥ 2,500 per share)

Second Item of Business: Partial Amendment to the Articles of Incorporation

The matter was approved and passed without amendment.

Details of amendment are as described in the next page.

Original	Amended
Supplementary Provisions	Supplementary Provisions
Article 3. Article 4 (Method of Public Notice) shall be amended from June 1, 2004.	(omitted)
Article 4. Shareholders, who execute the right to vote in the extraordinary general meeting of shareholders held before the ordinary general meeting of shareholders which will be held from the date of April 16, 2004 to June 2004, shall be the shareholders who execute the right to vote in accordance with shareholders described in the final register of shareholders dated April 16, 2004.	(omitted)

Third Item of Business Election of One (1) Director due to Resignation of One (1) Director

Mr. Kunio Kanamori was newly elected and inaugurated as the successor Director of Mr. Minoru Nagata, who has resigned his post as a Director, at the conclusion of this Ordinary General Meeting of Shareholders according to original bill .

Fourth Item of Business Granting of Retirement Gratuities to Resigning Director

The matter was approved upon the retirement gratuities be granted within the considerable amount to Mr. Minoru Nagata, who will resign from their offices of Director at the conclusion of this Ordinary General Meeting of Shareholders, to reward him for his services during his term of office, in accordance with the prescribed internal standards of the Company. It is proposed that the specific amount to be presented, the date and method of presentation and other matters be entrusted entirely to the Board of Directors.

Fifth Item of Business Election of One (1) Auditor due to Resignation of One (1) Auditor

Mr. Tadaaki Tokunaga was newly elected and inaugurated as the successor Auditor of Mr. Nobuo Watanabe, who has resigned his post as an Auditor, at the conclusion of this Ordinary General Meeting of Shareholders according to original bill. Mr. Tadaaki Tokunaga is an outside corporate auditor provided for in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code concerning Audits, etc. of *Kabushiki-kaisha* (Joint Stock Companies)."

Regarding Payment of the 39th Dividends

Please confirm the enclosed "Statements of Dividends" and "Confirmation of Dividend Transfer" since we will pay the 39th dividends by a fund transfer.

14. Notice dated April 28, 2004, of Stock Split and Submission of Share Certificate

[Translation]
April 28, 2004

To the Shareholders:

Notice of Stock Split and Information on Submission of Share Certificates

We hereby notify you that a resolution was passed by the Board of Directors' Meeting of the Company held on April 15, 2004 to split the Company's shares as follows, and nullify the share certificates (with a par value stated thereon) presently in issue as of May 18, 2004 and issue new share certificates, pursuant to Article 20, Paragraph 1 of the Supplementary Provisions to the "Law regarding the Partial Amendments to the Commercial Code, etc." (Law No. 79, 2001). If you hold any share certificates of the Company, we ask that you kindly submit them in accordance with the following procedures.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo [seal]
Representative Director and President

I. Stock Split

1. Method of the Stock Split

   The shares will be split in a ratio of one (1) share to three (3) shares with respect to the shareholders entered in the final Shareholders' Register as of May 1, 2004 (Saturday), and the same shall apply to fractional shares. The shares and fractional shares of the Company that are subject to the stock split include 50,744.25 new shares scheduled to be issued on May 17, 2004 (Monday) through the share exchange with Japan Oil Development Co., Ltd. The effective date of the stock split shall be May 18, 2004 (Tuesday).

2. Number of Additional Shares due to the Stock Split
   1,279,888.5 shares of common stock

3. Initial Date for Calculation of Dividends
   April 1, 2004 (Thursday)

II. Procedures for Submission of Share Certificates

1. Period for Submission of Share Certificates
   April 17, 2004 (Saturday) to May 17, 2004 (Monday)

2. Place to Submit Share Certificates

   Place of Business of Transfer Agent: Mizuho Trust and Banking Co., Ltd., Head Office, Stock Transfer Agency Division
   2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Mail Delivery to: / Inquiries to:	Mizuho Trust and Banking Co., Ltd., Stock Transfer Agency Division 17-7, Saga 1-chome, Koto-ku, Tokyo (135-8722) Tel: 03-5213-5213 (Dial in)
Forwarding Offices:	All branch offices in Japan of Mizuho Trust and Banking Co., Ltd. Head office and all branch offices in Japan of Mizuho Investors Securities Co., Ltd.

3. Method of Submitting Share Certificates and Delivery of New Certificates

Pursuant to Article 20, Paragraph 1 of the Supplementary Provisions to the "Law regarding the Partial Amendments to the Commercial Code, etc." (Law No. 79, 2001), the share certificates (with a par value stated thereon) presently in issue will be collected and nullified, and new share certificates without a par value stated thereon will be issued. Please submit all share certificates that you hold, including those without a par value stated thereon, to exchange them for "qualified share certificates" that are required be issued to list the Company's shares on the Tokyo Stock Exchange.

(1) Method of Submitting Share Certificates

(i) Personal Delivery of Share Certificates

Please submit your "share certificates" and a completed copy of the enclosed "Share Certificate Submission Form" with your seal impression (registered seal) affixed thereto to the Place to Submit Share Certificates set forth under Item 2 above.

(ii) Mail Delivery of Share Certificates

Please send from your nearest post office by "simplified registered mail" (*kan-i kakitome yubin*) your "share certificates" and a completed copy of the enclosed "Share Certificate Submission Form" with your seal impression (registered seal) affixed thereto in the enclosed envelope provided for you to return your share certificates.

(2) Delivery of New Share Certificates

(i) Please note the new share certificates will be sent in the denominations you request in advance. In order to confirm the address for delivery, please return the enclosed "Form for Designating Delivery Address of New Certificates."

(ii) Please note that the new share certificates are scheduled to be delivered in early June 2004.

(iii) If you wish to notify the Company that you do not wish to be in possession of share certificates, please complete and return the enclosed Notice for Non-possession of Share Certificates. We ask that you kindly notify the Company once again with respect to share certificates for which you have previously given notification of non-possession, if you wish to continue non-possession thereof.

(3) Delivery of Share Certificates in Denomination of Ten (10) Shares
In addition to the two existing denominations of share certificates (one (1) share and one hundred (100) shares), the Company has decided to issue certificates in denominations of ten (10) shares. If you wish to hold part of your shares in denominations of ten (10) shares, please contact Mizuho Trust and Banking Co., Ltd., Stock Transfer Agency Division.

III. Others

1. If there are any matters such as questions regarding the submission of your share certificates or you are unable to submit your share certificates due to loss, please contact the Place to Submit Share Certificates set forth in Item I.2 above or the Company's responsible department specified in Item 2 below.

2. Company's Responsible Department
INPEX Corporation, General Administration Department, Documents Section
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo 150-0013
Attention: Kawamura
Tel: 03-5448-1202

End

________, 2004

To: Mizuho Trust and Banking Co., Ltd.
Transfer Agent of INPEX Corporation

Shareholder

Address ________________________

Name ________________________

Registered Seal

SHARE CERTIFICATE SUBMISSION FORM

I hereby submit the following share certificates in exchange for the new share certificates.

Share Certificates Submitted

Denomination	Number of Certificates	Number of Shares
10,000 shares		
1,000 shares		
Other denominations		
Total		

End

Space below for use by the Company

15. Notice dated June 4, 2004, of Resolution of the Board of Directors regarding Change in Date of Share Exchange with INPEX Southwest Caspian Sea, Ltd.

[Translation]
June 4, 2004
INPEX General Document No. 077

To the Shareholders:

Notice of Resolution of the Board of Directors regarding Change in Date of Share Exchange with INPEX Southwest Caspian Sea, Ltd.

Although the share exchange between the Company and INPEX Southwest Caspian Sea, Ltd. was initially approved by the General Meeting of Shareholders of the Company held on April 15, 2004, the Company hereby gives notice that, due to the fact that the conditions set forth in Article 9.2 of the Share Exchange Agreement have not been fulfilled, the Board of Directors' Meeting of the Company held on June 3, 2004 passed a resolution to change the date of the share exchange set forth in Article 6 of the Share Exchange Agreement to June 21, 2004. The consent of Japan National Oil Corporation was obtained on June 3, 2004 with respect to this matter.

Yours very truly,
INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President

(Reference)

Article 6 Date of the Share Exchange

The date of the share exchange shall be June 7, 2004. Provided, however, that this date may be changed upon consultation between Party A and Party B, and with the consent of Japan National Oil Corporation, if necessary in the course of procedures for the share exchange or due to other events.

Article 9 Establishment and Effectiveness of this Agreement

9.1 (omitted)

9.2 The Share Exchange shall take effect subject to the condition that permits of related authorities provided for by laws and ordinances and approval of the parties concerned as set forth in contracts or otherwise have been obtained by the date of the share exchange set forth in Article 6.

9.3 "Approval of the parties concerned" stated in Article 9.2 means the following.
In relation to the parties to the Joint Operating Agreement, meeting the conditions for protecting Party B's interests, as reasonably determined by Japan National Oil Corporation, such as the signing by all required parties to the Parent Company Indemnification Agreement <u>in a form that ensures that the Share Exchange and Party A's listing will not be detrimental to Party B's interests</u>.

(Party A: INPEX Corporation; Party B: INPEX Southwest Caspian Sea, Ltd.)

End

16. Notice dated June 29, 2004, of Invalidation of Share Exchange Agreement with INPEX Southwest Caspian Sea, Ltd. due to Non-fulfillment of Conditions Precedent.

[Translation]
June 29, 2004
INPEX General Document No. 102

To the Shareholders:

Notice of Invalidation of Share Exchange Agreement with INPEX Southwest Caspian Sea, Ltd. due to Non-fulfillment of Conditions Precedent

We hereby notify you that the Share Exchange Agreement dated March 29, 2004 between the Company and INPEX Southwest Caspian Sea, Ltd. has been invalidated because it has been confirmed that the conditions precedent therein have not been fulfilled, in that the approval of the parties concerned as provided for in Article 9.2 of the Share Exchange Agreement could not be obtained by June 21, 2004, which is the amended date of the share exchange.

Yours very truly,
INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President

(Reference)

Article 9 Establishment and Effectiveness of this Agreement

9.1 (omitted)

9.2 The Share Exchange shall take effect subject to the condition that permits of related authorities provided for by laws and ordinances and approval of the parties concerned as set forth in contracts or otherwise are obtained by the date of the share exchange set forth in Article 6.

9.3 "Approval of the parties concerned" stated in Article 9.2 means the following.
In relation to the parties to the Joint Operating Agreement, meeting the conditions for protecting Party B's interests, as reasonably determined by Japan National Oil Corporation, such as the signing by all required parties to the Parent Company Indemnification Agreement <u>in a form that ensures that the Share Exchange and Party A's listing will not be detrimental to Party B's interests</u>.

(Party A: INPEX Corporation; Party B: INPEX Southwest Caspian Sea, Ltd.)

End

17. Press Releases

1) April 28, 2003 — Assignment of interests in the ACG Project of the Azerbaijan Sector of the Caspian Sea


Reference

April 28, 2003

Assignment of interests in the ACG Project of the Azerbaijan Sector of the Caspian Sea

On April 28, 2003, INPEX completed procedures for the assignment of the 10% interest of LUKOIL, a Russian company, in the ACG project, which includes the Azeri, Chirag and Gunashli oil fields.

INPEX and LUKOIL signed an Interest Assignment Agreement in Moscow on December 20, 2002 with respect to this assignment of interests, and all procedures required for the approval of the Azerbaijan state oil company SOCAR as well as each partner in the project are now complete, which was necessary for this assignment to be effective.

The ACG project conducts the development and production of the Azeri, Chirag and Gunashli oil fields in the Azerbaijan sector of the southern Caspian Sea being conducted by the Azerbaijan International Operating Company (AIOC), an international consortium of 10 companies from 7 countries. It started in 1997 with the Chirag field, which is currently producing 140,000 barrels per day and will gradually increase its production to reach 500,000 barrels per day in 2006 and 1 million barrels per day in 2008.

(The following information has been updated since the time the agreement was signed on December 20, 2002.)

[Footnotes]

1. The PS Agreement for the ACG project, which includes the discovered fields of Azeri, Chirag and the deep-water portion (at a depth of 150 m – 400 m) of Gunashli in the Azerbaijan sector of the southern Caspian Sea, was concluded in September 1994 between an international consortium consisting of 10 companies from 7 countries and SOCAR, and came into effect in December 1994.

2. The project is located in the Azerbaijan sector of the southern Caspian Sea, at a depth of 100 m - 400 m, and comprises an area of 432.4 square km. The Gunashli (1979), Chirag (1985) and Azeri (1987) fields were discovered by Khezerdenizneft in the era of the Soviet Union.

   The Chirag field started early production from November 1997 and 193.5 million

barrels were produced from 12 producing wells as of the end of March 2003. According to an AIOC press release, estimated reserves of the project are 5.4 billion barrels and it is expected to be one of the biggest oil fields in the world. The quality of the oil produced is light (34 API degrees) with low sulfur.

3. The oil produced is transported and shipped through pipelines built by AIOC, during the primary stages of the project via the Northern Route through Russia to Novorossiysk but at present using the Western Route via Baku to Supusa on the Black Sea. Construction of a BTC (Baku-Tbilisi-Ceyhan) pipeline started in September 2002, and on its completion in 2005 the plan is that this will become the main route to transport oil to Ceyhan on the Mediterranean Sea.

4. The consortium conducting development and production of the ACG oil fields will be, after the assignment of LUKOIL's interest to INPEX, composed of 10 companies from 6 countries. The participants are BP (with an interest of 34.1%, operator), Unocal (10.3%), SOCAR (10%), INPEX (10%), Statoil (8.6%), Exxon Mobil (8%), Turkish Petroleum Corporation (TPAO) (6.8%), Pennzoil (5.6%), Itochu Oil Exploration (3.9%), and Delta Hess (2.7%).

5. INPEX's business activity in the Caspian Sea sector, once it was established as a target area, has been aggressive, as demonstrated below:
   i. In 1998 INPEX acquired interests in the Republic of Kazakhstan sector of the north Caspian Sea, and in its first exploration well succeeded in discovering the giant Kashagan field in 2000. Evaluation work led to the announcement of commercial discovery of the oil field (estimated reserves 7-9 billion barrels) in June 2002. Procedures for government approval of a development plan are currently being carried out.
   ii. Since September 2002 INPEX has been involved in the BTC pipeline project with which INPEX has as its aim the securing of a route for transporting oil produced in the Kashagan field of the sector of the northern Caspian Sea. This route has a total length of 1,760 km and runs from Baku via Tbilisi in Georgia to Ceyhan in Turkey on the Mediterranean Sea.

With the acquisition of interests of the discovered and producing ACG project, the Caspian Sea sector is expected to become INPEX's third core area following Indonesia and Australia. From this agreement on the assignment of interests, INPEX expects to increase cooperation with LUKOIL, Russia's largest oil company, both within and outside of Russia.

6. INPEX is conducting this project through its subsidiary INPEX Southwest Caspian Sea, Ltd., and it is also receiving investment and loan guarantees from Japan National Oil Corporation (JNOC) and syndicate loans from Japanese government financial institutions and Japanese banks. (The capital of INPEX Southwest Caspian Sea, Ltd. is currently 53,594,000,000 yen, and INPEX currently holds 51% of its shares while JNOC holds 49% of its shares.)

17. Press Releases

2) May 28, 2003 — 38th Account Settlement

[Translation]
May 28, 2003

38th Account Settlement

INPEX Corporation
4-1-18 Ebisu, Shibuya-ku, Tokyo
Kunihiko Matsuo
President & Representative Director

Summary of Business

Japan's economy in the current term continued to be stagnant, and domestically the problems with nonperforming debt, harsh employment conditions, and the like persisted. Exports, industrial production, equipment and facility investment, and the like which are expected to play a key role in any economic recovery, showed some signs of resuscitation with the improvement in the United States economy and Asian economies in the first half of the year, nevertheless lead by geopolitical uncertainties, fears of worldwide deflation and the like, the economy again showed signs of weakening as economic growth slowed in the United States, Europe and Asia. In addition, personal consumption remained mostly flat job uncertainty and the otherwise strict environment that surrounds household budgets. With public investment as well, amid stringent financial conditions there are continued efforts to control investment expenses, and weak trends persist.

On the other hand, if we look at worldwide economic trends, the world economy which slowed with the slump in the IT field from the year before last and the terrorist attacks in the United States, has expected to have hit bottom as we entered last year as the production turns up due mainly to recovering consumption in the United States, nevertheless, weakness will persist due to higher oil prices caused by growing tensions in Iraq from the fall and worldwide concerns of deflation. Indonesia, the most vital business location for the Company, was also heading towards economic recovery, but the changes in world economic environment and the effects of social unrest and the like have slowed the pace of economic expansion.

Next we will report on trends in oil prices and exchange markets, the economic factors which most affect the Company's business income and expenditures. With regard to world oil prices, amid lower demand for oil throughout the world, OPEC decided to cut production three times since the year before last, and again decided to cut production by 1,500,000 barrels a day again in January of last year.

Amid such a background, oil prices rapidly recovered in the first of the term, and the pace of this increase gained at the end of the term with the reduction in United States oil reserves and the growing tension in the Middle East. Reacting to these circumstances, OPEC decided to increase daily oil production by 1,300,000 barrels and then again by 1,500,000 barrels in December of last year and January of this year, but upward trend strengthened through mid March of this year with the start of the war in Iraq.

Under these circumstances high prices were maintained at the Indonesian oil fields through out the term. Oil prices reached the $27 per barrel level in September of last year, and thereafter rose to near $30 per barrel by the end of the year as operations were stopped a portion of nuclear generating plants, and demand increased for Indonesian low sulfur medium grade oil to fuel the firepower generating plants turned to as alternate power sources. In addition, demand for kerosene and electrical power increased rapidly as a colder than normal winter engulfed Japan and Korea, and this to fueled higher prices. As the result thereof, the average price for Indonesian crude oil in this term went up by approximately $5 per barrel year on year to reach $27.63.

In the foreign exchange market, between April and July of last year the dollar dropped rapidly from around 133 yen per dollar to around 115 yen per dollar due to the drop in United States stock prices and instability in international political affairs. Thereafter, a rebound in United States stock prices and Japan's continued economic stagnation temporarily returned the yen to the 125 yen per dollar level, but from the latter half of December of last year, increased geopolitical uncertainty held the yen in a box between 116 and 121 per dollar. The publicly disclosed middle price (TTM) was 120.20 yen at the end of the term, and the whole-term average reached 122 yen per dollar, a strengthening of 3 yen year on year.

If we look at Japan's energy market trends in the current term under these domestic and international conditions, while electrical power and city gas initially remained weak, trends strengthened

from the latter half of the term as demand for air conditioning and heating increased. Amid these circumstances sales of all fuel oil remained flat regardless of the slow economy due to the increased demand for energy sources to replace the nuclear generating plants. With this, power companies, oil refineries, city gas companies and other users, understand our positions as an independent developer and producer, and amid this extended economic downturn have continued to purchase the crude oil, natural gas, and the like produced by the Company as they have in past.

Next, we will provide a report of the Company's business performance in this term. As for the business environment during this term, in the exchange market, as stated above, the yen continued to strengthen, but at the same time crude oil and gas prices rose greatly over the previous term. As such, current profits increased ever so slightly year on year.

First, with regard to oil sales in this term, while the decline in the volume of oil handled due to reduced production and the stronger yen worked as negative factors, the large increase in the market price increased revenues by approximately 6% year on year. In addition, with regard to natural gas sales, the stronger yen had a negative impact, but the higher market prices increased revenues by approximately 6% year on year. As the result thereof, current term sales reached 151.7 billion yen, an increase of approximately 6% over the 143.1 billion yen of the previous term. With regard to profits and losses, sales costs increased due to higher expenses mainly in increased production capacity investment, and exchange losses increased due to the strong yen, but carryovers for exploration investment and other reserves declined sharply to produce current profits of 27 billion yen, an increase of approximately 5% over the 26.5 billion yen of the previous term.

The business income and expenditures for the current term are as set forth above, but the Company, in an effort to maintain and develop business in the future from a long term point of view without ignoring changes in the short term business environment, has paid careful attention, and as strived to engaging in the aggressive development of oil and gas exploration and development operations.

Here we will provide a summary report of or specific business activities in the current term. In this term as well, the Company, based on its continued long term focus strategy, strived to maintain efficient production at existing oil and gas fields, promoted exploration and development in existing fields in order to maintain and expand its held reserves, focused its efforts in obtaining interests in new exploration and development fields and the like, and endeavored to develop positive and diversified businesses.

First, crude oil production at the Attaka Unit and Mahakam Offshore Block in East Kalimantan which is directly controlled by the Company decreased approximately 13% year on year to an annual average of 90,000 barrels per day or total annual production of approximately 33,000,000 barrels as the production capacity of the oil field declines.

Meanwhile, natural gas production in the same region fell by approximately 4.4% year on year to an annual average of 3.2 billion cubic feet per day or a total annual production of approximately 1.17 trillion cubic feet.

The background for this may include a reduction of approximately 2% year on year in LNG shipment volumes from the Bontang Plant due to a reduction this term from the previous term in a portion of the replacement sales for the Indonesia Arun LNG Plant at the Bontang LNG Plant which is a major customer of the East Kalimantan production block included in this region.

With regard to the existing operations at the Company's subsidiaries and affiliates, companies that hold producing oil and gas fields, namely INPEX Natuna, Ltd., INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., and INPEX Sahul, Ltd., all maintain steady production. Albacora Japao Petroleo Limitada, which is participating in the development of the Petrobras Albacora oil field, in accordance with the agreement is receiving payments corresponding to the crude oil transaction volume with the steady oil production. From among these, INPEX Natuna continues to market raw gas to Singapore which commenced two years ago, an in August of this year commenced supplying raw gas to Malaysia as well. In addition, at INPEX Sahul, with regard to the Bayu-Undan gas-condensate field, in addition to the condensate and LPG (liquid) already being developed, all partners approved a gas development plan in February of this year for the development of gas related to LNG sales to Tokyo Power and Tokyo Gas with whom a master agreement was executed in March of last year, and thereafter, all partners reached an agreement concerning the contracts related to the development.

In addition, with regard to new field and project participation in the current term, in Indonesia we obtained from Unocal in July of last year a 5% interest and a 25% interest respectively in the East

Kalimantan block that is an exploration and development block that borders the north side of the Company's Mahakam Offshore block and the Sangkarang Block an exploration block located south of Sulawesi. In addition, in October of last year we obtained a 2.5% interest in the BTC Pipeline Project which will build a pipeline from Baku in Azerbaijan to Ceyhan in Turkey via Tbilisi in Georgia, in order to secure promising means of transporting crude oil produced by projects held by our subsidiary INPEX North Caspian Sea.

In addition, in December of last year, together with our subsidiary INPEX Southwest Caspian Sea, Ltd., we executed a interest transfer agreement with Lukoil and its subsidiary to acquire a 10% interest in the ACG production and development project in the Caspian Sea region of Azerbaijan, and we are engaging the procedures towards the closing thereof.

Additionally, through INPEX Alpha, Ltd., we obtained a 20% interest, a 33 and 1/3% interest and a 20% respectively in the Offshore VIC/P51 and VIC/P52 Blocks in Portland, Victoria, Australia, and the Offshore T/33P Block Northwest, Tasmania, Australia. In addition, in November we acquired 35% interests in both the Offshore WA-288-P and WA-311-P Blocks in Northwest Australia.

Moreover, with regard to the conditions at the Company's operator projects this term, in Indonesia INPEX Masela, Ltd., drilled two appraisal wells in the Abadi Block which confirmed the output of gas and condensate, and as the result of the data acquired therefrom, it confirmed the broad extension of the gas and condensate bearing formation. In addition, in Australia, we are engaged in general appraisal work using 3D seismic exploration data in structures within the INPEX West Australian Browse oil field where gas and condensate were discovered.

Other exploration and development projects through subsidiaries and affiliates in Indonesia, Oceania, the countries bordering the Caspian Sea, Africa, South America and the like, are all progressing steadily and efficiently. From among these, in the INPEX North Caspian Sea Oil Field four appraisal wells have been drilled in the Kashagan Structure, 3D seismic exploration is being conducted at the eastern and western portion of this structure, and appraisal work is progressing. In addition, one test well has been drilled in the Kashagan structure, and oil and gas output has been confirmed. Furthermore, with the completion of a the work for a parallel development plan, in December of last year we submitted a development plant which targets the eastern portion of the Kashagan Structure to the Kazakhstan government, and we are currently engaged in talks with the government.

As stated above, the Company's current business activities have Indonesia and Australia as the core area, but are engaging in developments in such promising areas throughout the world as the Middle East, the countries in the Caspian Sea area, South America, and the like.




Corporate Info
Our Business

What's New

38th Account Settlement (April 2002~March 2003)

May 28, 2003

Statements of Income (Non-Consolidated)

	Year ended March 31			
	2003		2002	Increase/ (Decrease)
	Yen Millions	U.S.$ thousands	Yen Millions	Yen Millions
ORDINARY ITEMS				
Operating Income				
Net sales	151,714	1,262,179	143,116	8,597
Operating Expenses				
Cost of sales	61,582	512,329	52,046	9,536
Selling, general and administrative expenses	3,301	27,462	3,124	177
Operating Income (Loss)	86,829	722,371	87,946	(1,116)
Non-Operating Income				
Interest and gain on sales of securities	1,360	11,314	1,231	128
Dividend income	1,546	12,861	1,329	216
Exchange gain	-	-	-2,381	(2,381)
Miscellaneous income	287	2,387	298	(10)
Non-Operating Expenses				
Interest expenses	268	2,229	3	264
Loss on devaluation of securities	26	216	35	(9)
Provision for allowance for investments in exploration	11,992	99,767	21,010	(9,017)
Exchange losses	2,483	20,657	-	2,483
Miscellaneous expenses	758	6,306	140	617
Non-Operating Income (Loss)	(12,334)	(102,612)	(15,950)	3,615
ORDINARY INCOME (LOSS)	74,495	619,758	71,996	2,498

INCOME (LOSS) BEFORE INCOME TAXES	74,495	619,758	71,996	2,498
Income taxes expenses				
Current	46,541	387,196	45,153	1,387
Deferred	889	7,396	301	587
NET INCOME (LOSS)	27,064	225,158	26,540	523
Earnings per share	45,799.20	381.02	45,044.66	754.54

Remarks

1. In millions of Yen and thousands of U.S. Dollars, except per share figures.
2. U.S. dollar amounts for information purpose only have been translated from yen at the rate of U.S.$1 = Yen 120.20.
3. From this fiscal year, "Accounting Standards for Earnings per share" (issued by Accounting Standards Board of Japan
on September 25, 2002) was applied. If calculated by the former manner, earnings per share would be Yen 45,933.64 (U.S.$ 382.14).

Balance Sheet (Non-Consolidated)

	Year ended March 31			
	2003		2002	Increase/ (Decrease)
	Yen Millions	U.S.$ thousands	Yen Millions	Yen Millions
ASSETS				
CURRENT ASSETS				
Cash and time deposits	55,414	461,014	29,861	25,552
Accounts receivable - trade	8,577	71,356	6,626	1,950
Marketable securities	20,733	172,487	31,332	(10,598)
Deferred tax assets	3	24	1	2
Other current assets	12,611	104,916	4,084	8,526
Less allowance for doubtful accounts	(20)	(166)	(17)	(2)
TOTAL CURRENT ASSETS	97,319	809,642	71,888	25,430
FIXED ASSETS				
TANGIBLE FIXED ASSETS	10,320	85,856	10,695	(374)
INTANGIBLE FIXED ASSETS	38	316	57	(19)
INVESTMENT AND OTHER ASSETS				
Investment securities	121,763	1,013,003	116,461	5,302

Investments in subsidiaries	44,744	372,246	37,987	6,757
Long-term loans receivable	286	2,379	4,719	(4,433)
Recoverable accounts under production sharing	69,346	576,921	59,815	9,530
Deferred tax assets	847	7,046	1,730	(882)
Other investments	2,949	24,534	4,358	(1,409)
Less allowance for doubtful accounts	(129)	(1,073)	(110)	(19)
Less allowance for investments in exploration	(66,071)	(549,675)	(55,783)	(10,288)
TOTAL INVESTMENTS AND OTHER ASSETS	173,736	1,445,391	169,179	4,556
TOTAL FIXED ASSETS	184,095	1,531,572	179,932	4,162
TOTAL ASSETS	281,414	2,341,214	251,821	29,593
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES	15,219	126,613	6,634	8,584
LONG-TERM LIABILITIES	18,570	154,492	18,355	214
STOCKHOLDERS' EQUITY				
Paid-in capital	29,460	245,091	29,460	-
Legal reserve	-	-	-7,365	(7,365)
Retained earnings				
General reserve	179,718	1,495,158	159,418	20,300
Legal reserve	7,365	61,272	-	7,365
Reserve for dividend payment	1,500	12,479	1,500	-
Reserve for exchange rate fluctuations	1,000	8,319	1,000	-
Reserve for overseas investment loss	291	2,420	-	291
Unappropriated retained earnings including net income for the year	27,974	232,728	27,477	496
Total accumulated earnings	217,848	1,812,379	189,395	28,453
Net unrealized holding gain on other securities	316	2,628	610	(294)
TOTAL STOCKHOLDER'S EQUITY	247,625	2,060,108	226,831	20,793
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	281,414	2,341,214	251,821	29,593

Remarks

1. Accumulative depreciation amounted to Yen 2,425 million (U.S.$ 20,181 thousands).
2. In millions of Yen and thousands of U.S. Dollars, except per share figures.
3. U.S. dollar amounts for information purpose only have been translated from yen at the rate of U.S.$1 = Yen 120.20.
4. From this fiscal year, legal reserve has been presented under Retained earnings in accordance with "Commercial Code Enforcement Regulation" (the ministerial ordinance of Ministry of Justice No. 22,

dated March 29, 2002).

Amendment to the Articles of Incorporation

Not Applicable

Personnel (as of June 20, 2003)

Personnel of INPEX CORPORATION

(1) Newly appointed

Managing Director	Noboru Tezuka	(previously held position as Director of JNOC)
Director	Seiya Ito	(General Manager of the Corporate Planning and Management Department)
Director	Wataru Tanaka	(General Manager of Planning of Public relations Department)
Director	Junji Sato	(Adviser to Mitusi Oil Exploration Corporation)

(2) Resigned

Vice-President	Mitsuru Nagasaka	
Managing Director	Haruyasu Kowada	
Managing Director	Kyoichi Inohara	
Director	Takenosuke Yamasaki	(Executive Senior President of Mitsui Oil Exploration Corporation)

(3) Promoted

Executive Senior Managing Director	Katsujiro Kida	(Managing Director)
Executive Senior Managing Director	Mutsuhisa Fujii	(Managing Director)
Managing Director	Kazuhisa Konoma	(Director)
Managing Director	Seiji Yui	(Director)

Personnel of officials of subsidiaries

(1) Newly appointed

INPEX Natuna, Ltd.& INPEX Alpha, Ltd.	Executive Senior President	Katsujiro Kida	(also serves as (3) above)
INPEX ABK Ltd.	Executive Senior President	Mutsuhisa Fujii	(also serves as (3) above)
INPEX Browse, Ltd.	Executive Senior President	Hiroshi Nagata	(also serves as Executive Senior Vice President of INPEX Corporation)

(2) Resined

INPEX Natuna, Ltd.& INPEX Browse, Ltd.	Executive Senior President	Mitsuru Nagasaka
INPEX Alpha, Ltd.	Executive Senior President	Hanzo Takagi

INPEX ABK, Executive Senior President Masanobu Okumura
Ltd.

General Meeting

38th Ordinary General Meeting of Shareholders

Date and Time: June 20, 2003 (Friday) from 11:00 A.M.
Place: Hotel Okura 2nd Floor "Emerald Room"

17. Press Releases

3) November 28, 2003 — Aktote and Kashagan Southwest exploration prospects yield hydrocarbons at North Caspian Sea project









What's New

Aktote and Kashagan Southwest exploration prospects yield hydrocarbons at North Caspian Sea project.

November 28, 2003

INPEX CORPORATION (INPEX) announced the successful completion of the first offshore exploration wells on the Aktote and Kashagan Southwest prospects through its subsidiary, INPEX North Caspian Sea Ltd. Both wells encountered hydrocarbon intervals.

The drilling of Aktote-1 was carried out from an artificial island with a total depth of 4,267 meters and it encountered hydrocarbons at a depth of 3,760 meters. The well was tested over a reduced interval with a rate of 1,550 bpd on a 28/64"choke.

Kashagan Southwest-1 was drilled to a total depth of 5,875 meters, it encountered hydrocarbons at 4,849 meters and it was tested with a rate of 2,100 bpd on a 32/64"choke.

Choke size on both wells was selected to limit hydrocarbon flow time and volumes compatibly with the climatic conditions and environmental requirements. Data analysis and additional studies are being conducted to evaluate the discoveries.

These discoveries of Aktote and Kashagan Southwest prospects improve the potential of North Caspian Sea project in addition to the Kalamkas prospect that discovered crude oil in September 2002, and Kashagan field which has already declared commercial in June 2002.

Among the four prospects, the Kashagan field is evaluated to carry the largest resources of seven to nine billion barrels of oil based on preliminary estimates. This is the largest discovery within 30 years.

INPEX, through its subsidiary, INPEX North Caspian Sea, Ltd., is a partner in the North Caspian Sea Consortium which is organized by Eni (Operator? 16.67%), ExxonMobil (16.67%), Shell (16.67%), BG (16.67%), Total (16.67%), INPEX (8.33%), and ConocoPhillips (8.33%).

17. Press Releases

4) February 3, 2004 — Project Finance Agreements Signed for the Construction of Baku-Tbilisi-Ceyhan (BTC) Pipeline



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Corporate Info
Our Business

What's New

Project Finance Agreements Signed for the Construction of Baku-Tbilisi-Ceyhan (BTC) Pipeline.

February 3, 2004

On February 3, 2004, at the Gulustan Palace in Baku, Azerbaijan, project finance agreements concerning the construction of the Baku-Tbilisi-Ceyhan (BTC) crude oil pipeline were signed in the presence of the President of the Azerbaijan Republic, H.E. Ilham Aliyev, by representatives of the Azerbaijan Republic, Georgia, the Republic of Turkey, the Baku-Tbilisi-Ceyhan Pipeline Company (BTC Co.), and an international lender group. The BTC pipeline is being developed by BTC Co., which comprises eleven companies from eight countries, including INPEX Corporation, and is operated by the British company BP p.l.c.

Through these agreements, capital will be procured for the construction of the BTC crude oil pipeline. The pipeline will transport oil from Azerbaijan's Azeri-Chirag-Gunashli (ACG) oil field, which is currently in production and in which INPEX owns a 10 percent interest, and other oil fields in and around the Caspian Sea. The total length of the pipeline will be 1,760km running from Baku, Azerbaijan, through Tbilisi, Georgia, to Ceyhan, Turkey on the Mediterranean Sea.

The pipeline will cost approximately US$2.9 billion to construct, with the total project cost, including loan interest during construction and other costs, estimated at approximately US$3.6 billion. Of that amount, US$1 billion (approximately 30 percent) has already been procured from stakeholders through BTC Co., and the remaining US$2.6 billion (approximately 70 percent) will be procured through these agreements from an international group of financial institutions, including the International Finance Corporation (IFC), the European Bank for Reconstruction and Development (EBRD), various export credit agencies, and private banks.

Financing provided by private financial institutions is guaranteed by public finance corporations in the six countries of Japan, United States, United Kingdom, France, Germany, and Italy in accordance with the amount of capital, equipment, and material procured from each country. From Japan, the Japan Bank for International Cooperation (JBIC) is participating in coordinated international financing (managed by Mizuho Corporate Bank), and the Nippon Export and Investment Insurance (NEXI) is providing insurance.

The BTC pipeline will begin transporting oil in 2005, with an anticipated peak capacity of approximately one million barrels per day beginning in 2008. Currently, more than 12,000 people are working on laying the pipeline at 17 construction sites in the three countries of Azerbaijan, Georgia, and Turkey. The overall project is going smoothly, with over 50 percent already completed.

The construction of the BTC pipeline is being carried out by BTC Co., which is itself an international consortium comprising 11 companies from eight countries, and is taking place in three countries. The large, international scale of this project can be glimpsed from the signing ceremony, which involved a total of 208

contracts that required more than 17,000 signatures from 78 contracting parties. As a project that will connect the Caspian Sea and Mediterranean Sea with a crude oil pipeline, it has become the object of high expectations throughout the world.

17. Press Releases

5) February 10, 2004	INPEX Announces the Initiation of Condensate Production in the Bayu-Undan Gas Condensate Field of the Timor Sea Joint Petroleum Development Area (JPDA)

What's New

INPEX Announces the Initiation of Condensate Production in the Bayu-Undan Gas Condensate Field of the Timor Sea Joint Petroleum Development Area (JPDA).

February 10, 2004

Through its wholly-owned subsidiary INPEX Sahul, Ltd., INPEX CORPORATION (INPEX) has been pursuing developmental work in the Bayu-Undan Gas Condensate Field of the Timor Sea Joint Petroleum Development Area (JPDA), which is located about midway between Australia and East Timor. In this connection, INPEX has announced that condensate production was initiated on February 10.

The development of the gas condensate field is a two-phase project. In the first phase, condensate and LPG (known collectively as "liquids") are produced. After the liquids are extracted, natural gas is re-injected back into the reservoir. The facilities have a designed production capacity of 115,000 barrels of liquids per day, and can recycle 950 million cubic feet of dry gas per day. With this processing capability, they are expected to be able to produce 87,000 barrels of liquids per day by December of this year.

The second phase extends production to natural gas in addition to liquids. On the basis of a Heads of Agreement to supply LNG signed with The Tokyo Electric Power Company, Incorporated and Tokyo Gas Co., Ltd. (two of Japan's major natural gas consumers) in 2002, the natural gas will be transported to an LNG plant now being built near Darwin, Australia, with guaranteed sales of 3 million tons per year for 17 years beginning in 2006.

With regard to the second phase of the project, INPEX, through its wholly-owned subsidiary INPEX DLNGPL Pty Ltd., is participating in the construction of a seabed pipeline that will transport the product to Darwin, as well as the above-mentioned LNG plant on the outskirts of Darwin. Its participating interest in these ventures is the same as its upstream participating interest in the project as a whole.

The Bayu-Undan field, which straddles production sharing contract areas 03-12 and 03-13, is a large gas condensate field that contains an estimated recoverable 400 million barrels of liquids and 3.4 trillion cubic feet of natural gas.

* Supplemental Information

1. The Bayu-Undan gas condensate field, located between East Timor and Australia, straddles production sharing contract areas JPDA03-12 and 03-13. It is 80 meters below sea level and 500 kilometers northwest of Darwin, Australia.

2. INPEX Sahul, Ltd. is a wholly-owned subsidiary of INPEX Corporation capitalized at \4.6 billion. It owns a 19.07% interest in JPDA03-12 and a 10.53% interest in the Bayu-Undan gas condensate field that straddles JPDA03-12 and the adjacent JPDA03-13. Co-venturers and their current participating interests

are: ConocoPhillips (operator), 56.72%; Eni-Agip 12.04%; Santos 10.64%; The Tokyo Electric Power Company, Incorporated and Tokyo Gas Co., Ltd., an aggregate of 10.08%.

3. Currently, JPDA03-12 is producing 4,800 barrels of crude oil per day from the Elang/Kakatua/Kakatua North fields (a total of 28.22 million barrels produced as of the end of December 2003).

4. INPEX centers its operation on Australia and Indonesia and engages in extreme business development through its subsidiaries.

   Through INPEX Alpha Ltd., INPEX began producing crude oil at the Griffin oil field off the western coast of Australia in 1994 (as of December 2003, it has produced a total of 152.47 million barrels, with a current production rate of 11,000 barrels per day).

   INPEX is also active as an operator in Australia through INPEX Browse, Ltd., another wholly-owned subsidiary. It has a 100% interest in the WA-285-P permit area on Australia's northwest continental shelf off the coast of Western Australia, where it has already successfully drilled three trial wells and discovered promising gas-condensate fields. In the second quarter of 2003, drilling began on a second round of three wells, including appraisal wells.

17. Press Releases

6) February 18, 2004 — Joint statement on conclusion of the contract for the integrated appraisal and development operations of Azadegan field among National Iranian Oil Company, INPEX CORPORATION and Naftiran Intertrade Co. Ltd.




Corporate Info
Our Business


What's New

Joint statement on conclusion of the contract for the integrated appraisal and development operations of Azadegan field among National Iranian Oil Company, INPEX CORPORATION and Naftiran Intertrade Co. Ltd.

February 18, 2004

National Iranian Oil Company (hereafter referred to as "NIOC"), INPEX CORPORATION (hereafter referred to as "INPEX") and Naftiran Intertrade Co. Ltd (hereafter referred to as "NICO") today signed the contract for the integrated appraisal and development operations of Azadegan field. The Azadegan oil field, which was discovered in 1999, is situated 80km west of Ahwaz in the Islamic Republic of Iran. The negotiations for the development of the Specific Area of Azadegan oil field started when H.E. President Khatami paid his first visit to Japan in November, 2000.

Under the contract, both INPEX and NICO will become contractors to NIOC to develop the oil field with the participating interest of 75% and 25% respectively. The contract for Azadegan oil field development adopts a two-stage concept. The full production level for stage 1 is expected to reach 150,000 barrels per day (b/d) and 260,000 b/d for stage 2. The full production level for stage 1 is planned to be achieved in 52 months and that for stage 2 in 8 years. It is also planned that the first oil production will take place in 40 months at the level of 50,000 b/d. Total capital expenditure for the project is estimated at about 2 billion US$, which is comparable to the value of 1.5-years production of 260,000 b/d. The repayment period for stage 1 and stage 2 is planned to be 6.5 years and 6 years respectively.

The parties do hope this project will be successfully conducted, strengthen the economic ties between the Islamic Republic of Iran and Japan and contribute to further development of relationship of both countries.

17. Press Releases

7) February 25, 2004 — Concerning the Approval of Development Plans for the Kashagan Oil Field in the Kazakh Offshore of the North Caspian Sea in the Republic of Kazakhstan



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Corporate Info
Our Business

What's New

Concerning the Approval of Development Plans for the Kashagan Oil Field in the Kazakh Offshore of the North Caspian Sea in the Republic of Kazakhstan

February 25, 2004

INPEX CORPORATION (INPEX), through its subsidiary INPEX North Caspian Sea, Ltd., is participating in a seven-company consortium of Japanese, European and U.S. companies that are exploring and appraising sites in the Kashagan oil field in the Kazakh offshore of the North Caspian Sea in the Republic of Kazakhstan. Today, February 25, 2004, approval to pursue the development of this oil field was given by the government of Kazakhstan in the capital city of Astana.

With this approval, the international consortium will pursue the phased development of the Kashagan oil field. In 2008, daily production of 75,000 barrels per day will be initiated, to be increased to 450,000 barrels per day by 2010. Subsequently, the development area will be widened, with a phased increase to a daily production level of 1,200,000 barrels. Meanwhile, gas that is produced concomitantly with the oil will be injected into the reservoir in order to maximize oil recovery and reduce sulfur production.

The Kashagan oil field is the largest oil field that has been discovered in the last 30 years. By maximizing oil production through gas injection, it is estimated that a total production amount of 13 billion barrels can be achieved. The total cost of field development is expected to be US$29 billion.

Using the most advanced technology and expertise in the world today, the international consortium will work in harsh natural conditions while paying close attention to protecting the surrounding environment. It is also expected that this development project will increase Kazakhstan's revenues from crude oil exports and create jobs, thus contributing greatly to the national economy.

The partners of the North Caspian Sea PSA are: Eni (operator, 16.67%, Italy); British Gas (16.67%, Great Britain); ExxonMobil (16.67%, U.S.); Shell (16.67%, British/Dutch); Total (16.67%, France); ConocoPhillips (8.33%, U.S.) and INPEX (8.33%, Japan).

* Supplemental Information

1. The North Caspian Sea contract area is comprised of two blocks: the eastern block (approximately 4,300 km2) and the western block (approximately 1,275 km2) with a combined area of approximately 5,575 km2. The approval issued by the Republic of Kazakhstan applies to the Kashagan oil field, which is located in the eastern block, 70 km southeast of Atyrau, Kazakhstan at a depth of 3-5 m.

2. After the Kashagan oil field was discovered with the first exploratory well drilled in June 2000, further exploratory and appraisal wells were drilled, leading to an announcement of commercial viability in June 2002. The development plan was formulated on the basis of exploratory work implemented up until the

present time.

3. It has been confirmed that the Kalamkas structure, Kashagan Southwest structure, and Aktote structure located in the region are impregnated with hydrocarbons. Exploratory work is currently being pursued on a fourth structure, the Kairan structure.

4. In September 1998, INPEX, through its subsidiary INPEX North Caspian Sea, Ltd., acquired a one-fourteenth interest in the oil field from the Kazakhstan Caspian Shelf Co. and became a member of the European-American consortium. Subsequently, it further increased its interest through agreements signed with BP and Statoil in September 2001.

5. INPEX North Caspian Sea, Ltd. was founded in August 1998. It was capitalized by the Japan National Oil Corporation, Japan Petroleum Exploration Co., Ltd., and Mitsubishi Corporation. (As of the end of January 2004, total capitalization was \41.66 billion, divided as follows: Japan National Oil Corporation, 50%; INPEX, 45%; Japan Petroleum Exploration Co. and Mitsubishi Corporation, 2.5% each.)

17. Press Releases

8) March 29, 2004 — INPEX Wins Safety Award in Australia for Its Exploratory Operations




Corporate Info
Our Business

What's New

INPEX Wins Safety Award in Australia for Its Exploratory Operations

March 29, 2004

On March 29, 2004, the Australian Petroleum Production & Exploration Association (APPEA) announced the winners of the APPEA Safety Award at the opening session of its annual conference in Canberra, Australia. INPEX's wholly owned subsidiary, INPEX Browse, Ltd., which is based in Western Australia, received the Safety Award in the field of exploration.

Each year, APPEA presents the Safety Award in three company categories to recognize excellent operational safety: production companies; exploration companies; and onshore and offshore drilling contractors. INPEX Browse, Ltd. is the first Japanese company to receive the APPEA Safety Award.

From June 2003 to February 2004, INPEX Browse, Ltd. independently implemented its second round of back-to-back drillings at three exploratory wells in the Ichthys gas condensate field. In the process, it not only satisfied Australia's stringent health, safety, and environment (HSE) standards, but also made sure that all employees working on the project and related contractors were thoroughly aware of the HSE standards. This dedication to superlative operations on the part of INPEX Browse, Ltd. was recognized with this award.

INPEX Corporation has always been committed to improving HSE and will continue to work even harder to ensure safety and environmental conservation, not only on the Ichthys project but in all of its worldwide activities as an operator in the fields of exploration, development, and production. In this way, it will contribute to the stable and efficient supply of oil and natural gas to Japan.

* Supplemental Information

1. In August 1998, INPEX began conducting exploratory work as an operator in the WA-285-P permit area through its wholly owned subsidiary, INPEX Browse, Ltd. INPEX acquired a 100% interest in the project through a bid submitted in 1997, and transferred that interest to the subsidiary. It is the first project that the INPEX Group has implemented as an operator in Australia.

2. The WA-285-P permit area is located in the Browse Basin, which is on the northwest continental shelf off the coast of Western Australia, about 440 kilometers north of Broome and about 800 kilometers west of Darwin. It has an area of 5,050 square kilometers and lies at an underwater depth of 90 to 340 meters.

3. In 1998, a 2-D seismic was implemented. Result analyses led to the drilling of three wildcat wells in the first round of drilling, which was implemented in 2000 and 2001. All three of the wells successfully produced gas condensate in subsequent drill stem tests (DST).

4. The success of the three wildcat wells in the first round of drilling raised the possibility that the structure being explored was in fact one huge gas condensate field. In 2001, 3-D seismic data covering the entire

area was obtained and analyzed, leading to the expectation that commercial quantities of gas condensate existed. The structure was named the Ichthys gas condensate field at that time. To confirm the amount of reserves, a second round of drilling (comprised of another three appraisal wells) was implemented from 2003 into 2004, thus confirming the status and distribution of the reservoir rock strata of the gas condensate field.

5. Concerning the commercial development of the Ichthys gas condensate field, reserve evaluation and facility-related evaluation will be implemented with a target date of the end of 2005, based on the results obtained from the two drilling rounds. In addition, various developmental scenarios will be developed in parallel with the goal of initiating commercial production sometime around 2010, including such possibilities as LNG and GTL supply, as well as the pipeline supply of raw gas to Australia.

6. Australian Petroleum Production & Exploration Association (APPEA)
APPEA is comprised of 52 oil and service companies that are involved in oil and gas exploration and development in Australia.

7. Main APPEA Safety Award recipients over the past five years
Exploration companies: INPEX, 2004; Kerr-McGee NW Shelf Australia Energy, 2000 and 2003; Tap Oil Limited, 2001; BP Developments, 1999; and Phoenix Energy Pty Limited, 1998-1999. (Two companies won the award in 1999.)
Production companies: Woodside, 2004; Esso Australia Pty Ltd., 2000-2003; BHP Petroleum Pty Ltd, 1999-2000. (Two companies won the award in 2000.)


APPEA

17. Press Releases

9) March 29, 2004 — Concerning the Exchange of Stockholdings between Japan National Oil Corporation and INPEX CORPORATION






What's New

Concerning the Exchange of Stockholdings between Japan National Oil Corporation and INPEX CORPORATION

March 29, 2004

Since last year, INPEX CORPORATION (INPEX) has been in discussion with Japan National Oil Corporation (JNOC) and other interested parties concerning specific formation methods, asset evaluation, and other matters related to the transfer of shares related to Japan Oil Development Co., Ltd. (JODCO) and other companies. On February 5, 2004, INPEX and JNOC reached an agreement concerning the following: the exchange of stock between INPEX and JNOC in relation to JODCO; the exchange of stock between INPEX and JNOC in relation to INPEX Southwest Caspian Sea Ltd. (Southwest Caspian); and the transfer of JNOC-owned stock in the following two companies to INPEX: INPEX Java Ltd. (INPEX Java) and INPEX ABK, Ltd. (ABK).

On the foundation of this basic agreement, and through discussions among the parties concerned, an agreement was reached today concerning the details of such matters as the shareholding ratios, and the necessary contracts were signed. The main content of those contracts is summarized below.

(1) Exchange of Stock
INPEX will receive all of the JODCO shares (2 shares) and all of the Southwest Caspian shares (525,220 shares) held by JNOC, in exchange for which INPEX will transfer 71,634.45 shares of its own stock to JNOC, on the premise that INPEX has issued a total of 589,200 shares.

Note: As a result of this exchange, JNOC's interest in INPEX will increase from its present 50.00% to 55.42%. In March 2003 the JNOC Valuation-of-Assets and Arrangement Subcommittee issued a report stating that "after the stock is offered publicly, it is appropriate for JNOC to gradually sell all of its shares, while observing the market and endeavoring to maintain appropriate timing." In accordance with this report, all JNOC-owned INPEX shares shall be appropriately disposed of with consideration given to all relevant circumstances and conditions.

(2) Transfer of Stock Owned by JNOC
JNOC will transfer all of its INPEX Java stock denominated in yen at the equivalent value of US$83 million; and all of its ABK stock denominated in yen at the equivalent value of US$6 million to INPEX.

(3) While the INPEX board agreed to these contracts at a board meeting held today, the various stock transfers are on condition that all necessary legal and contractual approvals are obtained, and that resolutions for the exchange of stock of INPEX, JODCO and Southwest Caspian are adopted at the relevant shareholder meetings.

• Notice

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or exemption from registration. Any public offering of securities to be made in the United States will be made by means of prospectus that may be obtained from the issuer or a selling security holder and that will contain detailed information about the issuer and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transaction.

17. Press Releases

10) June 7, 2004 39th Account Settlement

[Translation]
June 7,2004

39th Account Settlement

INPEX Corporation
4-1-18 Ebisu, Shibuya-ku, Tokyo
Kunihiko Matsuo
President & Representative Director

1 Summary of Business

After a long term slump and uncertainty concerning future outlooks which persisted through last period, Japan's economy in this term is finally showing signs of a gradual recover, and this recovery has gained at a steady pace since last fall. This growth has been supported by strong trends in the economies of the United States and China, and the like, and with increases in exports and equipment and facility investment, corporate profits have improved, it appears as though personal consumption is picking up, and the stock market has posted steady growth ahead of this recovery. The world economy, with the strength of the United States economy, as posted moderate growth not only in China and the Asian region, but also in the Euro denominated economies.

Amid such a business environment, oil prices, which greatly affect the performance of Our Group, temporarily fell from US$ 30 a barrel to the mid US$20 range per barrel on the NYMEX WTI as the Iraq War, which commenced on March 20, 2003, concluded after approximately one month, and the OPEC, following its efforts in February, again raised its production ceiling in June. Nevertheless, with the terrorist bombing attack in Saudi Arabia on May 12, the delays in the re-initiation of oil production in Iraq, and the like, the oil market turned around, and the worldwide economic recovery coupled with OPEC's decision to cut production in November has led to higher prices. As the result thereof, average oil costs on a consolidated basis during this term increased by US$ 1.79 per barrel over the previous term to reach US$ 29.03.

Meanwhile, the exchange market, one of the factors having a material impact on our business performance, moved roughly within the 116 to 120 yen per US dollar range for the first half of the fiscal term, but with the growing budget and current account deficits in the United States gaining focus, the G7 convened in Dubai in September and issued a joint statement praising the rectification of the balance of international payments through the weakening exchange market, and with this the US dollar was rapidly sold off to push the value of the yen up to the 105 yen level against the dollar between mid-January and mid-February. Thereafter, the Japanese government intervened by selling yen and the yen tentatively dropped in value, but towards the end of the fiscal term the yen rebounded, and the end-of-term published middle price (TTM) reached 105.63 yen, 14.57 yen higher than the previous term. In addition, the term average exchange rate was approximately 9 yen higher at 113.19 yen per US dollar. Moreover, the Company's average exchange rate for consolidated crude oil sales increased by 9.12 yen to 113.14 yen per US dollar.

Amid these economic conditions, the Group (the Company, its subsidiaries (Article 2, Paragraph 1, Item 19 of the Commercial Code Enforcement Regulations), its consolidated subsidiaries (Article 142 of the Commercial Code Enforcement Regulations) and its affiliates (Article 2, Paragraph 1, Item 28 of the Commercial Code Enforcement Regulations)), in an effort to maintain and develop business that extends into the future based on a continued long term perspective, has taken great care and has strived to engaged in the active development of oil and gas exploration and development business.

First, with regard to Indonesia, the Company, in the Mahakam Offshore Fields owned thereby, has progressed in development work centering in both the Tunu and Peciko Gas Fields that account for most of the gas supply. In the Tunu Gas Field six rigs are being used to continue the exploration of development wells in order to maintain supply capacities. In the Peciko gas field, a third gas processing train was established in the Peciko Processing Area. In addition, two rigs are being used to continue the exploration of development wells. Meanwhile, with regard to exploration, in November and December of

last year we implemented the collection of data at two new 1002 km 3D seismic explorations at the Susu-Nubi Unit, and we are currently processing this data.

At the Masela Block in the Timor Sea, the current operator INPEX Masela, Ltd. (a subsidiary) has confirmed a considerable volume of gas and condensate reserves, and is implementing a general appraisal for development in the Abadi Structure.

Next, in Australia, INPEX Browse, Ltd. (a subsidiary), as the operator, has drilled three exploratory wells in the Ichthys Field where the reserves of natural gas and condensate had been confirmed, and has confirmed an extension of natural gas and condensate reservoirs and development of good storage rocks.

In Kazakhstan, INPEX North Caspian Sea, Ltd. (a consolidated subsidiary) is implementing exploratory work on the Kashagan Structure in one appraisal well, and the appraisal work is ongoing. The development plans for the Kashagan Structure were submitted to the Kazakhstan government in December of 2002, and discussions thereon continued up through February 25 of this year when the government gave its approval. Currently, were are building the infrastructure for the development facilities and are selecting various contractors for the development facilities. In addition, the appraisal plan for the Kashagan Structure where oil and gas production was confirmed two years ago was approved by the Kazakhstan government in May of last year, and with this 3D seismic exploration has been implemented throughout the entire Structure, and we are engaged in appraisal work. Meanwhile, test wells have been drilled in the Kashagan Southwest, Aktote and Kairan Structures, structures subject to residual test drilling, and all of the wells confirmed hydrocarbon reserves. As the result thereof, hydrocarbon has been discovered at all of the structures subjected to test drilling in that field. Appraisal plans for both the Aktote and Kairan Structures were submitted to the Kazakhstan government in February of this year, and these plans were approved by the government in March. In addition, the appraisal plan for the Kashagan Southwest Structure was submitted to the government in February of this year, and currently we are engaged in talks with the government.

In Azerbaijan, INPEX Southwest Caspian Sea, Ltd (a subsidiary), which acquired a 10% working interest in the ACG (Azeri-Chirag-deepwater-Gunashli fields) from Lukoil in April of last year, continued production in the Chirag Filed among the overall development at the ACG Fields, and is currently engaged in the Phase 1 development that targets the Central Azeri area, and in the Phase 2 development that targets East and West Azeri. In addition, engineering work is being implemented as a preliminary study for the Phase 3 development which targets the deepwater portion of Gunashli Field and West Chirag Field.

INPEX BTC Pipeline, Ltd. (a subsidiary) is currently building the BTC pipeline and from Baku in Azerbaijan to Ceyhan in Turkey via Tbilisi in Georgia and transport terminals as a means of transporting crude oil from the Caspian Sea.

INPEX Sahul, Ltd. (a subsidiary) has been promoting development in the Bayu-Undan gas-condensate field within the Joint Petroleum Development Area in the Timor Sea located between Australia and East Timor, and condensate production commenced from February 10th of this year.

In addition, in February of this year, a buy-back agreement was entered into with the National Iranian Oil Company with respect to the appraisal and development of the Azadegan field and the Company acquired an interest (75%) in development rights. Currently the Company is implementing the procedures for the transfer of the rights held by the Company under that agreement to Azadegan Petroleum Development, Ltd. (a subsidiary), and Azadegan Petroleum Development, Ltd. will advance the development work as the operator.

As the result of the Company's foregoing activities, business performance in the present term posted consolidated sales of 218.8 billion yen (a term on term increase of 8.6%). Crude oil sales reached 68.7 billion yen, nearly the same amount as in the previous year. Sales were mostly flat but oil prices increased by 7% as the yen strengthened. Natural gas sales reached 150 billion yen, a term on term increase of 17.8 billion yen or 13.5%. While the yen exchange rate strengthened, mainly for the

Company as a unit this is due to increased sales volume brought on by an increase in package shares from 16% to 35% with the extension of a 1981 LNG sales agreement and by the rise in LNG pricing. Sales costs increased 9.7 billion yen year on year equipment and facility investment for increased gas production capacity in the Indonesian Mahakam field, and exploration costs also increased 9 billion yen year on year due mainly to exploration investment by INPEX Browse. Meanwhile, with non- operating earnings, the strengthening yen produced a 10.7 billion yen exchange gain on foreign currency loans, while non-operating expenses, product recall account reserves, and exploration and development right charge-offs decreased sharply year on year, resulting in a large increase in recurring profits to 94.7 billion yen (a 35.3% increase year on year), and current profits to 34.7 billion yen (a 24.6% increase year on year).

The Company, under a future management strategy that looks to the long term, and in accordance with the policy set forth in the findings of the Japan National Oil Corporation Asset Appraisal, Organization and Investigation Subcommittee of the Oil Subsection of the Advisory Committee for Natural Resources and Energy, has advanced in mutual consultations with the Japan National Oil Corporation and other related parties to receive the transfer of Japan Oil Development Co., Ltd., and other assets held by the Japan National Oil Corporation in an attempt for integration, and on March 29 of this year, entered into a master integration agreement with the Japan National Oil Corporation in which Japan Oil Development Co., Ltd, a wholly owned subsidiary of the Japan National Oil Corporation, and INPEX Southwest Caspian Sea, Ltd., in which the Japan National Oil Corporation holds a 49% share, would become wholly owned subsidiaries of the Company conditioned on the approval of the shareholders of the Company and these two companies. With this, the integration of Japan Oil Development has been completed, and work in the integration of INPEX Southwest Caspian Sea, Ltd. is advancing.

2 Contents of Settlement of Account

(1) Consolidated Financial Statements

①Consolidated Profit and Loss Statement

Unit: one million yen

	Previous Term (March 2003)	Current Term (March 2004)	Comparison
Amount of proceeds	201,533	218,831	17,297
Sale of oil	69,333	68,783	(549)
Sales of natural gas	132,200	150,047	17,847
Sales cost	95,997	105,758	9,761
Sales of oil	49,356	50,474	1,118
Sales of natural gas	46,641	55,283	8,642
Expenses in projects in the exploration	2,478	11,552	9,074
Selling and General Administrative Expenses	5,788	7,644	1,855
OPERATING INCOME	97,270	93,876	(3,393)
NON-OPERATING INCOME	2,284	15,503	13,218
Interest Income	1,309	1,574	305
Foreign exchange gain	-	10,761	10,761
Gain on sales if mining rights	271	1,497	1,225
Equity in earnings of affiliates	-	452	452
Other	703	1,217	472
NON-OPERATING EXPENSE	29,504	14,606	(14,897)
Interest expense	689	1,816	1,126
Loss on devaluation of investment securities	26	-	(26)
Equity in loss of affiliates	1,503	-	(1,503)
Provision for allowance for recoverable accounts under production sharing	16,234	10,056	(6,177)
Amortization of exploration and development rights	5,944	746	(5,198)
Foreign exchange loss	2,537	-	(2,537)
Other	2,568	1,986	(581)
ORDINARY INCOME	70,050	94,773	24,722
INCOME BEFORE INCOME TAXES	70,050	94,773	24,722
Corporate Tax and Residential Tax	51,142	55,081	3,938
Adjustment of Corporate Tax, etc.	810	5,237	4,426
MINORITY INTERSTS	(9,814)	(326)	9,487
NET INCOME	27,911	34,781	6,870

(reference)

	Previous Term	Current Term	Comparison
Consolidated subsidiaries	25	27	2
Affiliate accounted for by the equity method	10	8	(2)
Average oil price ($/ barrel)	27.24	29.03	1.79
Average oil exchange (¥/$)	122.26	113.14	(9.12)

Production of oil (thousand barrel)※	28,030	32,859	4,829
Production of natural gas (100 million feet cubed)※	4,675	5,399	724

※ It was calculated to multiply annual production of our own mining area by our working interest rate

②Consolidated Balance Sheet

Unit: one million yen

	Previous Term (March 2003)	Current Term (March 2004)	Comparison
ASSETS			
CURRENT ASSETS	119,076	106,952	(12,123)
Cash and deposits	78,414	63,722	(14,691)
Bill receivable and accounts receivable	15,788	19,265	3,476
Securities	20,865	18,979	(1,885)
Inventory	1,373	892	(480)
Deferred taxes	53	43	(10)
Others	2,609	4,071	1,462
Allowance for doubtful receivables	(28)	(21)	6
FIXED ASSETS	219,670	418,345	198,675
Tangible Fixed Assets	※29,869	35,141	5,272
Intangible Fixed Assets	3,885	137,908	134,022
Investments and other assets	185,914	245,295	59,380
Investments in securities	96,173	79,371	(16,802)
Long-term loans	54	52	(2)
Product collection accounts	136,441	208,768	72,326
Deferred taxes	1,497	4,205	2,707
Others	2,084	3,614	1,529
Allowance for doubtful receivables	(129)	(329)	(200)
Allowance for product collection accounts	(42,838)	(44,676)	(1,837)
Allowance for investment in projects in the exploration	(7,368)	(5,710)	1,658
TOTAL ASSETS	338,747	525,298	186,551
LIABILITIES AND CAPITAL			
CURRENT LIABILITIES	27,275	28,894	1,619
Trade account payable	3,538	3,272	(266)
Long-term loans payable within a year	131	117	(14)
Accrued corporate tax and other taxes	8,293	8,371	78
Others	15,311	17,132	1,821
NON-CURRENT LIABILITIES	57,007	185,410	128,403
Long-term loans payable	46,864	169,307	122,442
Deferred tax liability	2,693	10,314	7,620
Reserve for employee retirement benefits	791	783	(8)
Reserve for officer retirement benefits	644	511	(132)
Others	6,012	4,493	(1,518)
TOTAL LIABILITIES	84,282	214,305	130,022
MINORITY INTEREST	894	32,878	31,984
Capital	29,460	29,460	-
Retained earnings	220,852	249,628	28,775
Unrealized holding gain on securities	410	154	(256)
Currency translation adjustment	2,847	(1,128)	(3,975)

TOTAL CAPITAL	253,569	278,113	24,544
TOTAL AMOUNT OF LIABILITIES, SHAREHOLDERS' INTEREST	338,747	525,298	186,551

※ Total amortization amount of holding tangible Fixed Assets at the end of this consolidated fiscal year is ¥26,159 million

③Consolidated Statement for Cash flow

Unit: one million yen

	Previous Term (March 2003)	Current Term (March 2004)
I Cash flows from operating activities		
Income before income taxes and minority interests	70,050	94,773
Depreciation and amortization	2,463	4,049
Provision for allowance for recoverable accounts under production sharing	16,355	11,284
Interest and dividend income	(1,405)	(1,711)
Interest expense	689	1,816
Foreign exchange (gain) loss	1,977	(11,980)
Equity in losses of affiliates	1,503	(452)
Accounts receivable	(2,259)	(2,521)
Recovery of recoverable accounts under production sharing (capital expenditures)	14,212	21,744
Recoverable accounts under production sharing (operating expenditures)	(14,685)	(13,827)
Accounts payable	(458)	(266)
Other receivables	(1,555)	(389)
Accrued expenses	1,829	541
Long-term accrued expenses	1,410	(741)
Advance payments received	4,795	(2,160)
Other	1,344	(1,811)
Subtotal	96,268	98,348
Interest and dividends received	2,397	2,471
Interest paid	(718)	(1,322)
Income taxes paid	(46,664)	(55,033)
Net cash provided by operating activities	51,282	44,464
II Cash flows from investing activities		
Purchases of marketable securities	(2,423)	-
Proceeds from sales of marketable securities	38,691	20,706
Purchases of tangible fixed assets	(8,916)	(8,920)
Proceeds from sales of tangible fixed assets	236	22
Purchases of investment securities	(59,675)	(19,661)
Proceeds from sales of investment securities	29,864	3,685
Investment in recoverable accounts under production sharing	(39,412)	(58,997)
Purchase of mining rights (Note 14)	-	(163,511)
Proceeds from sales of mining rights (Note 14)	-	3,052
Other	1,101	5,502
Net cash used in investing activities	(40,533)	(218,121)
III Cash flows from financing activities		
Proceeds from long-term debt	17,381	136,028
Repayment of long-term debt	(148)	(195)
Proceeds from minority interests for additional shares	9,901	30,320
Cash dividends paid	(5,892)	(5,892)
Restricted cash deposited	-	(9,140)
Other	(4)	-
Net cash provided by financing activities	21,237	151,120
IV Effect of exchange rate changes on cash and cash equivalents	(3,348)	(1,295)
V Net increase (decrease) in cash and cash equivalents	28,638	(23,831)
VI Cash and cash equivalents at beginning of year	49,775	78,414
VII Cash and cash equivalents at end of year	78,414	54,582

(2) Non-Consolidated Financial Statements

①Profit and Loss Statement

Unit: one million yen

	Previous Term (March 2003)	Current Term (March 2004)	Comparison
Amount of proceeds	151,714	168,239	16,525
Sale of oil	29,059	31,169	2,110
Sales of natural gas	122,628	137,069	14,441
Sales of purchased oil	26	-	(26)
Sales cost	61,582	71,517	9,935
Cost of sales of oil	20,266	22,802	2,536
Cost of sales of natural gas	41,289	48,714	7,425
Cost of sales of purchased oil	26	-	(26)
Selling and General Administrative Expenses	3,301	4,073	772
OPERATING INCOME	86,829	92,648	5,819
NON-OPERATING INCOME	3,194	3,193	(1)
Interest income and securities income	1,192	648	(544)
Dividend income	1,546	1,619	73
Other	455	925	470
NON-OPERATING EXPENSE	15,529	19,636	4,107
Interest expense	268	160	(108)
Allowance for investment in projects	11,992	15,755	3,763
Exchange loss	2,483	3,567	1,084
Other	784	152	(632)
ORDINARY INCOME	74,495	76,205	1,710
INCOME BEFORE INCOME TAXES	74,495	76,205	1,710
Corporate Tax and Residential Tax	46,541	47,224	683
Adjustment of Corporate Tax, etc.	889	632	(257)
NET INCOME	27,064	28,349	1,285
(reference)			
Average oil price ($/ barrel)	27.63	30.01	2.38
Average oil exchange (¥/$)	121.75	112.53	(9.22)
Production of oil (thousand barrel)※	15,550	14,908	(642)
Production of natural gas (100 million feet cubed)※	4,479	4,895	416

※ It was calculated to multiply annual production of our own mining area by our working interest rate

②Balance Sheet

Unit: one million yen

	Previous Term (March 2003)	Current Term (March 2004)	Comparison
ASSETS			
CURRENT ASSETS	97,319	61,263	(36,056)
Cash and deposits	55,414	29,160	(26,254)
Accounts receivable	8,577	9,809	1,232
Securities	20,733	18,822	(1,911)
Short-term loan	12,068	3,150	(8,918)
Others	546	321	(225)
Allowance for doubtful receivables	(20)	-	(20)
FIXED ASSETS	184,095	240,112	56,017
Tangible Fixed Assets	※10,320	9,937	(383)
Intangible Fixed Assets	38	21	(17)
Investments and other assets	173,736	230,153	56,417
Investments in securities	121,763	110,227	(11,536)
Investments in subsidiaries	44,744	101,057	56,313
Long-term loans	286	14,867	14,581
Deferred taxes	847	217	(630)
Product collection account	69,346	78,286	8,940
Others	2,949	4,179	1,230
Allowance for doubtful receivables	(129)	(260)	(131)
Allowance for investment in projects in the exploration	(66,071)	(78,422)	(12,351)
TOTAL ASSETS	281,414	301,376	19,962
LIABILITIES AND CAPITAL			
CURRENT LIABILITIES	15,219	15,290	71
Accrued corporate tax and other taxes	7,516	6,039	(1,477)
Accrued payables	3,755	5,885	2,130
Accrued expenses	3,656	2,936	(720)
Others	289	429	140
NON-CURRENT LIABILITIES	18,570	16,273	(2,297)
Long-term loans payable	12,020	10,563	(1,457)
Others	6,550	5,710	(840)
TOTAL LIABILITIES	33,789	31,563	(2,226)
Capital	29,460	29,460	-
Retained earnings	217,848	240,214	22,366
Legal reserve	7,365	7,365	-
Voluntary reserve	182,509	203,509	21,000
Unappropriated earnings	27,974	29,340	1,366
Unrealized holding gain on equity, etc	316	138	(178)
TOTAL CAPITAL	247,625	269,813	22,188
TOTAL AMOUNT OF LIABILITIES, SHAREHOLDERS' INTEREST	281,414	301,376	19,962

※ Total amortization amount of holding tangible Fixed Assets at the end of this consolidated fiscal year is ¥2,761 million

Dividends	5,892	5,892
	¥10,000 per share (ordinary dividends ¥7,500) (anniversary dividends ¥2,500)	¥10,000 per share (ordinary dividends ¥7,500) (anniversary dividends ¥2,500)

3 Personnel/Ordinary General Meeting of the Shareholders

Personnel (as of June 23, 2004)

Personnel of INPEX CORPORATION

(1) Newly appointed

Managing Director	Kunio Kanamori	(Adviser)
Statutory Auditor (Outside)	Tadaaki Tokunaga	(Executive Director of Japan Overseas Development Corporation)

(2) Resigned

Vice-President	Hiroshi Nagata
Statutory Auditor (Outside)	Nobuo Watabe

Hiroshi Nagata who will resign from his post shall be appointed to a special adviser of the Company, and he will serve as the President or the Vice-President of a subsidiary such as INPEX Jawa, Ltd.

General Meeting

39th Ordinary General Meeting of Shareholders

Date and Time: June 23, 2004 (Wednesday) from 11:00 A.M.
Place: Hotel Okura 2nd Floor "Emerald Room"

17. Press Releases

11) July 27, 2004 — Oil Found in the Kairan Structure in the Offshore Field of the North Caspian Sea in the Republic of Kazakhstan





Corporate Info
Our Business

RECEIVED

2004 NOV 17 A 10: 47



What's New

Oil Found in the Kairan Structure in the Offshore Field of the North Caspian Sea in the Republic of Kazakhstan

July 27, 2004

INPEX CORPORATION (INPEX), through its subsidiary INPEX North Caspian Sea, Ltd., which has been exploring and appraising sites in offshore fields of the North Caspian Sea in the Republic of Kazakhstan, has discovered an oil stratum at a depth of 3,126 meters with the Kairan-1 exploration well. Recent tests have shown that the well will produce 4,100 barrels of oil per day.
Analysis of production data and further studies are expected to be conducted to assess the potential of this discovery.

With the discovery of oil in the Kairan structure, all six exploration wells drilled in offshore fields in the five structures of the North Caspian Sea (two wells in the Kashagan structure, one well each in the Kalamkas structure, the Aktote structure, and the Kasahgan Southwest structure) have successfully found oil. All five structures are confirmed to be capable of commercial oil production.

In accordance with the development plan approved by the government of the Republic of Kazakhstan in February 2004, production of the Kashagan oil field will begin in 2008 with a daily output of 75,000 barrels, with an objective of increasing to 450,000 barrels per day by 2010. Plans in the future call for a phased increase to an eventual production level of 1,200,000 barrels per day. The Kashagan oil field is the largest oil field discovered in the past 30 years. Total oil production is anticipated to reach 13 billion barrels by maximizing oil production through the injection of gas produced concomitantly with the oil into the reservoir.

INPEX Corporation is a part of an international consortium of Japanese, European, and U.S. companies involved in exploring and appraising sites under a production sharing agreement (PSA) with the government of the Republic of Kazakhstan.

In addition to INPEX of Japan, with an 8.33% share, the partners of this international consortium are; Agip (operator, 16.67% share, Italy), British Gas (16.67%, Great Britain), ExxonMobil (16.67%, U.S.A.), Shell (16.67%, Great Britain/Netherlands), Total (16.67%, France) and ConocoPhillips (8.33%, U.S.A.).

* Supplemental Information

1. The North Caspian Sea offshore field is comprised of two blocks: the eastern block and the western block. The Kairan structure is located in the eastern block; approximately 45 kilometers east of the Kashagan oil field and approximately 100 kilometers southeast of Atyrau, the Republic of Kazakhstan, in the waters of the Caspian Sea at a depth of 2 meters.

2. Out of concern of the impact on the environment, a 32/64-inch choke was used to confirm the 4,100

barrels per day production capacity of the Kairan-1 exploratory well. Further appraisals are necessary to determine the size of the oil reserves of the Kairan field.

3. In September 1998, INPEX, through its subsidiary INPEX North Caspian Sea, Ltd., acquired a one-fourteenth interest in the oil filed from Kazakhstan's state-owned oil company Kazakhstan Caspian Shelf Co., and became a member of the European-American consortium. Subsequently, it further increased its interest through separate agreements signed with BP and Statoil respectively in September 2001.

4. INPEX North Caspian Sea, Ltd. was founded in August 1998. It was capitalized by the Japan National Oil Corporation, Japan Petroleum Exploration Co., Ltd., and Mitsubishi Corporation. (As of the end of June 2004, its total capital is \43.98 billion, which is divided as follows: Japan National Oil Corporation, 50%; INPEX, 45%; Japan Petroleum Exploration Co., Ltd. and Mitsubishi Corporation, 2.5% each.)

17. Press Releases

12) September 21, 2004 — Work to Go Forward on ACG Project's Phase Three Development



  Our Business 

What's New

Work to Go Forward on ACG Project's Phase Three Development

September 21, 2004

On September 20, INPEX CORPORATION (INPEX) and other international consortium partners signed an agreement to carry out phase-three development of the Azeri-Chirag-Gunashli (AGC) project: development of the Azeri and Chirag oil fields as well as the deep-water portion of the Gunashli field in Azerbaijani territorial waters of the Caspian Sea. The signing took place at a ceremony in the Azerbaijani capital of Baku marking the 10th anniversary of the production-sharing agreement for that project, with President Ilham Aliyev of the Republic of Azerbaijan, Prime Minister Zurab Zhvania of Georgia, and Energy Minister Hilmi Guler of the Republic of Turkey in attendance. INPEX holds a 10% interest in the ACG oilfields through its subsidiary INPEX Southwest Caspian Sea, Ltd.

The ACG project is devoted to the phased development of one of the world's largest oil fields (with recoverable reserves estimated at 5.4 billion barrels) by an international consortium operated by the British oil company BP p.l.c. The project aims to achieve an output of more than one million barrels of crude oil per day by 2009. Production of "early oil" began in 1997 at the Chirag oil field, which currently produces 157,000 barrels per day. Plans call for work to be carried out successively on development phase one, the central portion of the Azeri oil field (scheduled to begin production in 2005); phase two, the western and eastern portions of the Azeri oil field (scheduled to start producing in 2006 and 2007, respectively); and phase three, the deep-water portion of the Gunashli oil field (scheduled to begin production in 2008).

The crude oil produced by this project is currently transported via the "western route," which runs from Baku to Supsa on the Black Sea. However, to ensure that transport capacity keeps up with increasing production as the project proceeds, the consortium's core members have been working on the construction of the Baku-Tbilisi-Ceyhan (BTC) Pipeline since September 2002. Upon completion, scheduled for 2005, most of the crude oil will be transported through this pipeline to Ceyhan on the Mediterranean Sea, and from Ceyhan delivered to world markets. INPEX is also involved in the BTC Pipeline project, holding a 2.5% interest.

* Supplemental Information

1. On September 20, 1994, an international consortium and Azerbaijan's state oil company SOCAR signed a production-sharing agreement for the ACG project to develop the Azeri, Chirag, and deep-water Gunashli oil fields, previously discovered fields lying beneath Azerbaijani territorial waters in the southern Caspian Sea. The agreement went into effect in December the same year.

2. The ACG development project concession area measures 432.4 square kilometers and lies some 100 to 400 meters under the Caspian Sea in Azerbaijan's territorial waters. The Gunashli, Chirag, and Azeri fields were discovered during the Soviet era in 1979, 1985, and 1987, respectively, by Khezerdenizneft, but during that era development never progressed beyond the shallow-water portion of the Gunashli field. After the fall of the Soviet Union, the oil fields became part of the territory of Azerbaijan, and a

production-sharing agreement covering the concession was concluded, as described in (1) above. In November 1997, production of "early oil" in the Chirag field began, and by August 2004 volume had reached 154,000 barrels per day. The Chirag field has yielded approximately 255 million barrels to date.

3. The international consortium involved in the ACG development and production project currently consists of 10 companies based in six countries: INPEX (10%), BP (the operator, with an interest of 34.1%), UNOCAL (10.3%), SOCAR (10%), Statoil (8.6%), ExxonMobil (8%), TPAO, the state oil company of Turkey (6.8%), Devon (5.6%), Itochu Oil Exploration (3.9%), and Amerada Hess (2.7%).

4. INPEX's subsidiary INPEX Southwest Caspian Sea, which directly controls the interest in the ACG project, has received funding and debt guarantees from Japan National Oil Corporation (JNOC), as well as joint financing by a number of Japanese banks, including the Japan Bank for International Cooperation. (The company's capital stands at \53.594 billion, with INPEX holding a 51% interest and JNOC 49%.) In April 2003, the Russian Federation's Lukoil transferred its 10% interest in the ACG project to INPEX Southwest Caspian Sea.

17. Press Releases

13) September 27, 2004 — INPEX Acquires Shares of Angola Japan Oil, AJOCO Exploration, and AJOCO' 91 Exploration Co., Ltd.





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What's New

INPEX Acquires Shares of Angola Japan Oil, AJOCO Exploration, and AJOCO' 91 Exploration Co., Ltd.

September 27, 2004

INPEX Corporation (INPEX) today acquired shares in Angola Japan Oil Co., Ltd., AJOCO Exploration Co., Ltd., and AJOCO' 91 Exploration Co., Ltd. from Japan National Oil Corporation (JNOC). Details of the acquisitions are as follows.

	Angola Japan Oil	AJOCO Exploration	AJOCO' 91 Exploration Co., Ltd.
INPEX holdings before transfer	21,000shares (10.00% voting rights)	16,000shares (12.50% voting rights)	7,625shares (12.73% voting rights)
Shares acquired(Value)	20,160shares (¥1,209,801,600)	16,000shares (¥575,040,000)	7,355shares (¥450,052,450)
Holdings after transfer	41,160shares (19.60% voting rights)	32,000shares (25.00% voting rights)	14,980shares (25.00% voting rights)

In addition, plans to merge JNOC assets into INPEX, announced March 29 this year, moved with the transfer of INPEX Java Ltd. and INPEX ABK Ltd. stock from JNOC to INPEX, completed on March 30, as well as the exchange of stock between JNOC and INPEX in relation to Japan Oil Development Co., Ltd., now a wholly owned subsidiary of INPEX, completed on May 17. However, the planned exchange of stock in relation to INPEX Southwest Caspian Sea Ltd. was canceled owing to the failure of contracted conditions of exchange to be met, leading to nullification of the exchange contract. As a result, JNOC's interest in INPEX currently stands at 53.96%.

* Supplemental Information

1. Angola Japan Oil overview
   (1) Corporate name: Angola Japan Oil Co., Ltd.
   (2) President: Jiro Okada
   (3) Headquarters: Chiyoda-ku, Tokyo
   (4) Capital: ¥10.5 billion
   (5) Shareholder breakdown before acquisition: Japan National Oil Corporation 50%, Mitsubishi Corporation 25%, INPEX Corporation 10%, Other (3 companies) 15%

2. AJOKO Exploration overview

(1) Corporate name: AJOKO Exploration Co., Ltd.

(2) President: Jiro Okada

(3) Headquarters: Chiyoda-ku, Tokyo

(4) Capital: ¥6.4 billion

(5) Shareholder breakdown before acquisition: Japan National Oil Corporation 50%, Mitsubishi Corporation 27.5%, INPEX Corporation 12.5%, Taiyo Oil Co., Ltd. 10%

3. AJOCO' 91 Exploration Co., Ltd. overview

(1) Corporate name: AJOCO' 91 Exploration Co., Ltd.

(2) President: Jiro Okada

(3) Headquarters: Chiyoda-ku, Tokyo

(4) Capital: ¥2.996 billion

(5) Shareholder breakdown before acquisition: Japan National Oil Corporation 49.1%, Mitsubishi Corporation 28.0%, INPEX Corporation 12.7%, Taiyo Oil Co., Ltd. 10.2%

 | About thi

17. Press Releases

14) October 12, 2004	Notice of Resolution of the Board of Directors regarding Secondary Offering of Shares

[Translation]
October 12, 2004

To whom it may concern:

INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President
(Code Number: 1604)
Inquiries to: Yutaka Inoue
Director, Public Affairs Department
(Tel: 03-5448-1201)

Notice of Resolution of the Board of Directors regarding Secondary Offering of Shares

We hereby notify you that the Meeting of the Board of Directors of the Company held on October 12, 2004 passed a resolution as follows with respect to a secondary offering of shares in accordance with the listing of the Company's common shares on the Tokyo Stock Exchange, Inc.

1. Secondary Offering of Shares

(1) Class of Shares subject to the Offering: Common shares of the Company

(2) Number of Shares subject to the Offering:
(i) Japanese offering: 249,201 shares
(ii) International offering: 94,524 shares

Provided, however, that the final breakdown between the number of shares in (i) and (ii) above will be determined on the Offer Price Determination Date set forth in Item (3) below upon taking the level of demand into account, and the maximum total number of shares, which is the aggregate of (i) and (ii) above, will be 343,725 shares (the "Total Shares Offered").

(3) Offer Price: Yet to be determined.

The offer price will be determined on November 8, 2004 (the "Offer Price Determination Date") after presenting the tentative price range, and taking the level of demand into account based on such tentative price range.

(4) Offerer and Number of Shares subject to the Offering:
(i) Japanese offering: Japan National Oil Corporation 249,201 shares
(ii) International offering: Japan National Oil Corporation 94,524 shares

(5) Offering Method	(i) Japanese offering The shares will be offered to the public in Japan, and will be purchased and underwritten by Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited, Nomura Securities Co., Ltd., Goldman Sachs (Japan) Ltd., Tokyo Branch, UFJ Tsubasa Securities Co., Ltd., Shinko Securities Co., Ltd., Mitsubishi Securities Co., Ltd., Mizuho Securities Co., Ltd., SMBC Friend Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd., Okasan Securities Co., Ltd., Marusan Securities Co., Ltd., Ichiyoshi Securities Co., Ltd., Cosmo Securities Co., Ltd., Aizawa Securities Co., Ltd., Morgan Stanley Japan Ltd., Tokyo Branch, Mito Securities Co., Ltd., Tachibana Securities Co., Ltd., Merrill Lynch Japan Securities Co., Ltd., Tokyo Branch, World Nichiei Frontier Securities Co., Ltd., Matsui Securities Co., Ltd., UBS Securities Japan Ltd., Takagi Securities Co., Ltd., Kyokuto Securities Co., Ltd., Ace Securities Co., Ltd., Retela Crea Securities Co., Ltd., Chuo-Securities Co., Ltd., Socius Securities Co., Ltd., livedoor Securities Co., Ltd., Hinode Securities Co., Ltd., E*TRADE Securities Co., Ltd., Maruhachi Securities Co., Ltd., Credit Suisse First Boston Securities (Japan) Ltd., Tokyo Branch, Naito Securities Co., Ltd. and J.P. Morgan Securities Asia Pte. Limited, Tokyo Branch. (ii) International offering The shares will be offered outside Japan, in overseas markets mainly in Europe and the United States (provided that in the United States, the offering will be restricted to private offerings to qualified institutional buyers as defined under and in reliance on Rule 144A under the United States Securities Act of 1933), and the total amount of the international offering will be individually purchased and underwritten by international managing underwriters, being Daiwa Securities SMBC Europe Limited, Goldman Sachs International, Citigroup Global Markets Limited and Nomura International plc, acting as international joint lead managers.
(6) Subscription Period	November 9, 2004 (Tuesday) to November 12, 2004 (Friday)
(7) Delivery Date	November 17, 2004 (Wednesday)
(8) Subscription Unit	1 share

(9) Others

The closing of the Japanese offering is conditioned upon the filing under the Securities and Exchange Act of Japan taking effect.

End

[Reference]

1. Summary of Offering

(1)	Offerer and Number of Shares subject to the Offering	Common shares of the Company		
		(i) Japanese offering:	Japan National Oil Corporation	249,201 shares
		(ii) International offering:	Japan National Oil Corporation	94,524 shares
(2)	Period for Declaring Demand	October 26, 2004 (Tuesday) to November 5, 2004 (Friday)		
(3)	Price Determination Date	November 8, 2004 (Monday)		
(4)	Subscription Period	November 9, 2004 (Tuesday) to November 12, 2004 (Friday)		
(5)	Delivery Date of Share Certificates	November 17, 2004 (Wednesday)		

2. Distribution of Profits to Shareholders

(1) Basic Policy of Profit Distribution
The basic policy of the Company is to make stable dividend payments giving consideration to a balance between returning profits to shareholders and enhancing the Company's financial base. As a result, the Company has continuously paid dividends from the 11th Business Term, when the Company began paying dividends, to the 39th Business Term (fiscal year ended March 2004).

(2) Use of Retained Earnings
The Company plans to effectively use retained earnings in efficient investments aiming to secure new reserves, by appropriating such retained earnings to investments in the exploration and development of petroleum and natural gas in Indonesia and other overseas locations.

(3) Specific Measures to Increase Future Dividends to Shareholders
The Company hopes to make positive efforts to return profits to shareholders, but the specific details of this are yet to be determined.

(4) Dividends over the Past Three Fiscal Years (Non-consolidated basis)

	Year Ended March 2002	Year Ended March 2003	Year Ended March 2004
Net income per share	45,044.66 yen	45,779.20 yen	47,959.97 yen
Dividend per share (Interim dividend per share)	10,000 yen (-)	10,000 yen (-)	10,000 yen (-)
Actual dividend payout ratio	22.2%	21.8%	20.9%
Return on equity	12.2%	11.4%	11.0%
Dividends on equity	2.6%	2.4%	2.2%

(Note)

1. The net income per share is calculated based on the average number of outstanding shares during the term.
2. The return on equity is the value calculated as the net income divided by the shareholders' equity (average of the values at the beginning and end of term), and the dividends on equity is the value calculated as the total amount of dividends divided by the shareholders' equity.
3. The Company conducted a stock split of three for one (3:1) on May 18, 2004.
4. From the fiscal year ended March 2003, the "Accounting Standards for Earnings per Share" (Accounting Standards No. 2) and the "Implementation Guidance for Accounting Standards for Earnings per Share" (Implementation Guidance for Accounting Standards No. 4) have been applied with respect to the calculation of the net income per share.
5. In relation to the stock split described above, the trends of the indices per share after making retroactive amendments for the effects of the stock split pursuant to the notice from the Tokyo Stock Exchange to the underwriter in charge of this offering entitled "Points in Preparing the Securities Report (Part I) for Listing Application" (TSE Listing Examination No. 460 of August 16, 2004, are as follows for reference purposes. In the table below, the "Accounting Standards for Earnings per Share" (Accounting Standards No. 2) and the "Implementation Guidance for the Accounting Standards for Earnings per Share" (Implementation Guidance for Accounting Standards No. 4) have not been applied with respect to the relevant values on and before the fiscal year ended March 2002.

   Further, the values on and before the fiscal year ended March 2002 (and all values with respect to the dividends per share) have not been audited by Shin Nihon & Co.

	Year Ended March 2002	Year Ended March 2003	Year Ended March 2004
Net income per share	15,014.88 yen	15,259.73 yen	15,986.65 yen
Dividends per	3,333 yen	3,333 yen	3,333 yen

share (Interim dividends per share)	(-)	(-)	(-)

3. Basic Distribution Policy

The Company's shares may be sold to investors who have not declared their demand, after taking into account factors such as the satisfaction of the criteria for the number of shareholders prescribed in the Criteria for Listing Examination of Shares of the Exchange and securing the liquidity of the shares after listing. With respect to sales to investors who have declared their demand, the underwriters intend to select those investors from among the investors who have declared their demand at the offer price or higher, in accordance with the internal regulations of each underwriter regarding sale, after taking into account, in principle, matters such as the degree of active participation in the declaration of such demand, experience and knowledge in securities investments and investment policies. With respect to sales to investors who have not declared their demand, the underwriters intend to select investors in accordance with the internal regulations of each underwriter regarding sale, after taking into account, in principle, matters such as the degree of active participation in the declaration of such demand, experience and knowledge in securities investments, investment policies and the trading status with the underwriter.

4. Others

A number of shares from among the 249,201 shares offered in the Japanese offering are scheduled to be sold to the Employee Stock Ownership Association of the Company.

(Note) The statements in relation to the future dividends in "2. Distribution of Profits to Shareholders" are not intended to promise a certain amount of dividends, and are based on expectations.

End

17. Press Releases

15) October 12, 2004	Notification of Issue of the Special Class Share

[Translation]
October 12, 2004

To whom it may concern:

INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President
(Code Number: 1604)
Inquiries to: Yutaka Inoue
Director, Public Affairs Department
(Tel: 03-5448-1201)

Notification of Issue of the Special Class Share

We hereby notify you that the Meeting of the Board of Directors of the Company held on October 12, 2004 passed a resolution to issue a Special Class Share to be subscribed for by Japan National Oil Corporation (JNOC). Details of issuance of the Special Class Share and a description of the Special Class Share are as follows:

1. Reason for issuing the Special Class Share

As proposed in the "Policies regarding the Disposal of Development-Related Assets Held by Japan National Oil Corporation (JNOC)" (the "Report") compiled by the Advisory Committee on Natural Resources and Energy in March 2003, the Company is expected to comprise part of the core enterprise and to be involved as a national flag company in effectively achieving a stable supply of energy to Japan. From this perspective and based on the Report, the Special Class Share will be issued as a highly transparent measure with the minimum required veto rights, so as to not unreasonably impede the efficiency and flexibility of management of the core enterprise, to eliminate the possibility of the core enterprise being subject to short-term measures for collection of funds or its management being controlled by foreign capital.

As the Company believes that, based on the proposals set out in the Report, the Special Class Share will be effective, even for the Company, in preventing risks such as hostile takeovers, and as it expects positive results in terms of negotiations and standing outside of Japan because it will clearly have the position of a national flag company, the Company has agreed with JNOC on the issuance of the Special Class Share, which was a condition to the Company being listed, and, based on this agreement, has decided to issue the Special Class Share.

2. Details of Issuance of the Special Class Share

(1) Class of Share	Special Class Share of the Company
(2) Number of shares to be issued	1 share
(3) Issue price	The issue price per share shall be determined on November 8, 2004 (Monday), shall be at least one (1) yen, and shall be the same price as the offer price of the offering of the Company's common stock to be listed on the Tokyo Stock Exchange.
(4) Issuing Method	The Special Class Share will be allotted to JNOC by way of a third-party allotment.
(5) Issue Date	November 17, 2004 (Wednesday)

The Special Class Share is not scheduled to be listed.

3. Description of the Special Class Share

(1) Matters to be resolved at meetings of the Special Class Shareholder
The Articles of Incorporation of the Company provides that decisions on the following material matters concerning the management of the Company require a resolution of a meeting of the Special Class Shareholder in addition to a resolution of a meeting of common shareholders of the Company or a meeting of the Board of Directors.

(i) Election or removal of Directors
A resolution of a meeting of the Special Class Shareholder is required for the election or removal of a Director of the Company if, at the time of a resolution of a meeting of the common shareholders of the Company for the election or removal of such Director, 20% or more of the voting rights of such shareholders of common shares is held by a single shareholder other than the Government of Japan, JNOC or an independent administrative body that is fully funded by the Government of Japan ("Public Entity") or jointly held by such single shareholder and a "Joint Shareholder" as defined in the Articles of Incorporation of the Company (such independent shareholder and Joint Shareholder shall be referred to as a "Non-Public Entity") (provided, however, that, in accordance with (iv) below, this does not apply to any election or removal of a Director stipulated in a contract concerning a merger, share exchange or share transfer set out in (iv) below).

The Articles of Incorporation of the Company contains provisions that stipulate whether, in a given instance, a Non-Public Entity is deemed to hold or not hold 20% or more of the voting rights of the shareholders of common shares of the Company.

(ii) Disposition of material assets

A resolution of a meeting of the Special Class Shareholder is required for the disposition of any material assets of the Company or the Company's subsidiaries ("disposition of material assets" means any disposition whose consideration is 20% or more of the total assets set out in the most recent audited consolidated financial statements of the Company or where a sale of such assets is 20% or more of the total consolidated sales set out in the most recent consolidated financial statements of the Company).

(iii) Amendments to the Articles of Incorporation

A resolution of a meeting of the Special Class Shareholder is required for any amendment to the Articles of Incorporation concerning (a) the objectives of the Company or (b) granting voting rights to any shares other than the common shares of the Company (except for the voting rights at meetings of the Special Class Shareholder already granted to the Special Class Share).

(iv) Integration

A resolution of a meeting of the Special Class Shareholder is required for (a) any merger where the Company becomes the dissolved company, or any merger where the Company becomes the surviving company and 20% or more of the voting rights of all the shareholders of common shares of the Company are held by a Non-Public Entity at the time such merger is complete, (b) any share exchange where the Company becomes a wholly-owned subsidiary, or any share exchange where the Company becomes a parent company owning 100% of the shares of and 20% or more of the voting rights of all the shareholders of common shares of the Company are held by a Non-Public Entity at the time such share exchange is complete, or (c) any share transfer where special class shares of the new holding company with the same rights as those held by the Special Class Shareholder of the Company under the Articles of Incorporation of the Company are not granted to the Special Class Shareholder of the Company, or any share transfer approved and resolved by a meeting of the common shareholders of the Company where special class shares of the new holding company with the same rights as those held by the Special Class Shareholder of the Company under the Articles of Incorporation of the Company are granted to the Special Class Shareholder of the Company but 20% or more of the voting rights of all the shareholders of common shares of such new holding company are held by a Non-Public Entity at the time such share transfer is complete.

With respect to (a) through (c) above, the Articles of Incorporation of the Company contains provisions that stipulate whether, in a given instance, a

Non-Public Entity is deemed to hold or not hold 20% or more of the voting rights of all the shareholders of common shares of the Company or the new holding company.

(v) Capital Reduction
A resolution of a meeting of the Special Class Shareholder is required for any reduction of the Company's capital in order to repay funds to shareholders of the Company.

(vi) Dissolution
A resolution of a meeting of the Special Class Shareholder is required for dissolution of the Company by resolution of a meeting of the common shareholders.

(2) Voting rights of meetings of common shareholders, dividends, distribution of residual assets, redemption
Unless otherwise provided by laws or ordinances, the Special Class Share does not have any voting rights at meetings of common shareholders of the Company. The Special Class Share will receive the same amount of dividends, interim dividends and distributions of residual assets as common shares. The Special Class Share will be redeemed by resolution of the Board of Directors of the Company if (a) the Special Class Shareholder requests redemption, or (b) the Special Class Share is transferred to a party other than the Government of Japan or an independent administrative body that is fully funded by the Government of Japan.

4. Guidelines regarding exercising voting rights at meetings of the Special Class Shareholder by the Allottee

Guidelines have been established in (a) the Statement of Business Operations (the statement which has been authorized by the Minister of Economy, Trade and Industry pursuant to Article 20 of the Japan National Oil Corporation Law) of JNOC, which will subscribe for the Special Class Share and (b) the "Criteria for Exercising Voting Rights of the Special Class Share of INPEX" formulated with the approval of the Minister of Economy, Trade and Industry pursuant to the Statement of Business Operations, and these guidelines stipulate that matters may be rejected at meeting of the Special Class Shareholder in only certain cases, and that the prior approval of the Minister of Economy, Trade and Finance must be obtained if any action is to be taken at a meeting of the Special Class Shareholder.

5. Handling of the Special Class Share and Guidelines after dissolution of JNOC

JNOC, which will subscribe for the Special Class Share, is scheduled to be dissolved on or before July 25, 2005, after which the Special Class Share is scheduled to be assumed by the Government of Japan or another Public Entity. JNOC has stipulated a policy, with respect to the handling of the Guidelines if the Special Class Share is assumed by a

Public Entity, that the Special Class Share will be assumed under the same terms as those set out in the Guidelines of JNOC at the time of its dissolution, provided there is no change in the energy policy of Japan. This policy has also been acknowledged by the Agency for Natural Resources and Energy.

6. Description of the Allottee

as of September 30, 2004

Name of Scheduled Allottee			Japan National Oil Corporation
Number of shares to be allotted			1 share
Purchase price			To be determined on November 8, 2004 (Monday)
Details of Allottee	Address		2-2-2 Uchisaiwaicho, Chiyoda-ku, Tokyo
	Representative		Makoto Saito, Chairman
	Law on which establishment was based		Japan National Oil Corporation Law (Law No.99, July 29, 1967)
	Business Activities		Management and disposition of assets held by JNOC
Relation-ship with INPEX	Invest-ment	Number of shares of the Allottee held by INPEX	None
		Number of shares of INPEX held by the Allottee	1,036,032.75 shares of common stock of INPEX
	Business Relationship (April 1, 2003 to March 31, 2004)		Acquisition of securities
	Personnel Relationship		None

End

17. Press Releases

16) October 12, 2004	Notice of Outlook for Operating Results for the Fiscal Year Ending March 2005 and Mid-year Ended September 2004

[Translation]
October 12, 2004

To whom it may concern:

INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President
(Code Number: 1604)
Inquiries to: Yutaka Inoue
Director, Public Affairs Department
(Tel: 03-5448-1201)

Notice of Outlook for Operating Results for the Fiscal Year Ending March 2005 and Mid-year Ended September 2004

The actual operating results of the Company for the fiscal year ended March 2004 (April 1, 2003 to March 31, 2004) and the outlook for the operating results of the Company for the fiscal year ending March 2005 (April 1, 2004 to March 31, 2005) are as follows. The Company conducted a stock split of three for one (3:1) on May 18, 2004.

[Consolidated Full-year Basis]

Fiscal Year / Item	Year Ending March 2005 (Outlook)			Year Ended March 2004 (Actual Results)	
	Amount (million yen)	Ratio over Net Sales (%)	YOY (%)	Amount (million yen)	Ratio over Net Sales (%)
Net Sales	402,800	100.0	184.1	218,831	100.0
Ordinary Profit	200,900	49.9	212.0	94,773	43.3
Net Income	54,300	13.5	156.1	34,781	15.9
Net Income per Share	28,283.69 yen			58,838.76 yen (19,612.92 yen)	

[Non-consolidated Full-year Basis]

Fiscal Year / Item	Year Ending March 2005 (Outlook)			Year Ended March 2004 (Actual Results)	
	Amount (million yen)	Ratio over Net Sales (%)	YOY (%)	Amount (million yen)	Ratio over Net Sales (%)
Net Sales	178,000	100.0	105.8	168,239	100.0
Ordinary Profit	86,100	48.4	113.0	76,205	45.2
Net Income	35,700	20.1	125.9	28,349	16.8
Net Income per Share	18,595.36 yen			47,959.97 yen (15,986.65 yen)	
Dividends per Share	3,333 yen			10,000 yen (3,333 yen)	

(Note)

1. For the fiscal year ended March 2004, the value per share in parentheses represents the value after making retroactive amendments for the effects of the stock split carried out on May 18, 2004.
2. The "Accounting Standards for Earnings per Share" (Accounting Standards No. 2) and the "Implementation Guidance for Accounting Standards for Earnings per Share" (Implementation Guidance for Accounting Standards No. 4) have been applied with respect to the fiscal year ended March 2004, but have not been applied in calculating the net income per share for the fiscal year ending March 2005. The net income per share for the fiscal year ended March 2004 was calculated based on the average number of outstanding shares during the term, and the net income per share for the fiscal year ending March 2005 was calculated based on the expected number of outstanding shares at the end of the term, which is 1,919,833.75 shares.
3. Japan Oil Development Co., Ltd. became a wholly-owned subsidiary of the Company on May 17, 2004 by way of a share exchange. In relation thereto, the Company issued 50,744.25 shares of common stock (152,232.75 shares after the stock split). Therefore, Japan Oil Development Co., Ltd. is consolidated in the Company's financial results as a subsidiary of the Company in the outlook for the operating results from the beginning of the fiscal year ending March 2005.
4. The consolidated and non-consolidated expected operating results of the Company are principally based on the following.
   Oil price: Blended crude oil for second half-year (October to March)
   Average of $30 per barrel
   Exchange rate: Second half-year (October to March)
   Average of 108 yen to the US Dollar

The outlook for the operating results of the Company on a consolidated and non-consolidated basis for the mid-year (April 1, 2004 to September 30, 2004) of the fiscal year ending March 2005 are as follows.

[Consolidated Mid-year Basis]

Fiscal Year	Mid-year Ending September 2004 (Outlook)			Mid-year Ended September 2003 (Actual Results)	
Item	Amount (million yen)	Ratio over Net Sales (%)	YOY (%)	Amount (million yen)	Ratio over Net Sales (%)
Net Sales	213,000	100.0	193.3	110,188	100.0
Ordinary Profit	109,000	51.2	249.2	43,748	39.7
Interim Net Income	32,000	15.0	178.8	17,898	16.2

[Non-consolidated Mid-year Basis]

Fiscal Year / Item	Mid-year Ending September 2004 (Outlook)			Mid-year Ended September 2003 (Actual Results)	
	Amount (million yen)	Ratio over Net Sales (%)	YOY (%)	Amount (million yen)	Ratio over Net Sales (%)
Net Sales	94,600	100.0	112.5	84,112	100.0
Ordinary Profit	50,000	52.9	128.2	38,993	46.4
Interim Net Income	21,300	22.5	140.3	15,182	18.0

End

17. Press Releases

17) October 25, 2004	Notice of the Determination of the Tentative Price Range for Book Building

[Translation]
October 25, 2004

To whom it may concern:

INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President
(Code Number: 1604)
Inquiries to: Yutaka Inoue
Director, Public Affairs Department
(Tel: 03-5448-1201)

Notice of the Determination of the Tentative Price Range for Book Building

We hereby notify you that the tentative price range for book building with respect to the secondary offering of the Company's common stock has been determined as follows.

1. Tentative Price Range
   Between 430,000 yen and 465,000 yen per share

2. Grounds for Determination of the Tentative Price Range
   The tentative price range was determined after taking into account all factors including the nature of the Company's business, the Company's operating results and financial conditions, comparisons with public corporations with which there is a high degree of similarity with respect to such matters as the nature of business, opinions of parties such as institutional investors who are deemed to be highly capable in assessing prices, the outlook for demand, the present conditions of the stock market, market appraisals of recent initial public offerings, and any volatility risks until the listing date.

[Reference]

1. Summary of Offering

(1) Number of Shares subject to the Offering: 343,725 shares of the Company's common stock

The number of shares subject to the offering is scheduled to be 249,201 shares for the Japanese offering and 94,524 shares for the international offering, but the final number of shares for the Japanese and international offerings are scheduled to be determined on the Offer Price Determination Date (November 8, 2004), up to a combined maximum total of 343,725 shares to be offered, upon taking the level of demand into account.

(2) Period for Declaring Demand: October 26, 2004 (Tuesday) to November 5, 2004 (Friday)

(3)	Offer Price Determination Date	November 8, 2004 (Monday)
(4)	Subscription Period	November 9, 2004 (Tuesday) to November 12, 2004 (Friday)
(5)	Delivery Date of Share Certificates	November 17, 2004 (Wednesday)

End

17. Press Releases

18) November 8, 2004	Notice of the Determination of Offer Price and the Number of Shares for Japanese and International Offerings

[Translation]
November 8, 2004

To whom it may concern:

INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President
(Code Number: 1604)
Inquiries to: Yutaka Inoue
Director, Public Affairs Department
(Tel: 03-5448-1201)

Notice of the Determination of Offer Price and Number of Shares for Japanese and International Offerings

We hereby notify you that the offer price of the Company's common stock and the number of shares subject to the offering in the Japanese and overseas markets were determined today as follows.

1. Offer Price
465,000 yen per share

2. Number of Shares subject to the Offering

Japanese offering:	249,201 shares
International offering:	94,524 shares

3. Reasons for Determination of Offer Price
In determining the offer price, book building was carried out with mainly domestic and overseas institutional investors for a scheduled number of 249,201 shares in the Japanese market and 94,524 shares in overseas markets, based on the tentative price range (between 430,000 yen and 465,000 yen).
Significant results of the book building were as follows:
(i) The total number of shares declared to be in demand was well over the number of shares subject to the offering.
(ii) The declared demand was concentrated at the high end of the tentative price range.
(iii) The level of demand declared was high.
As a result of the book building described above, the Company determined the offer price to be 465,000 yen, which is the price where demand is expected to exceed the number of shares subject to the offering, upon taking into account all of the factors including the present conditions of the stock market, market appraisals of recent initial public offerings, and volatility risks until the listing date.
The Company determined the breakdown of the shares subject to the offering to be 249,201 shares for the Japanese offering and 94,524 shares for the international offering.

[Reference]

Summary of Offering

(1)	Number of Shares subject to the Offering	343,725 shares of the Company's common stock (i) Japanese offering: 249,201 shares (ii) International offering: 94,524 shares
(2)	Subscription Period	November 9, 2004 (Tuesday) to November 12, 2004 (Friday)
(3)	Delivery Date of Share Certificate	November 17, 2004 (Wednesday)
(4)	Others	In the offering at this time, the underwriters will sell 240 shares (0.1% of the number of shares subject to the Japanese offering) of the Japanese offering to the Employee Stock Ownership Association of the Company pursuant to the provisions of Article 9, Paragraph 3, Item 3 of the "Regulations concerning Underwriting of Securities" (Fair Business Practice Regulations No. 14) prescribed by the Japan Securities Dealers Association.

End

17. Press Releases

19) November 8, 2004	Notice of the Determination of Issue Price of the Special Class Share

[Translation]
November 8, 2004

To whom it may concern:

INPEX CORPORATION
Kunihiko Matsuo
Representative Director and President
(Code Number: 1604)
Inquiries to: Yutaka Inoue
Director, Public Affairs Department
(Tel: 03-5448-1201)

Notice of the Determination of Issue Price of the Special Class Share

We hereby notify you that the following issue price was determined with respect to the Special Class Share of the Company resolved to be issued by the Meeting of the Board of Directors held on October 12, 2004.

Issue price: 465,000 yen per share
(same price as the offer price determined today with respect to the Company's common stock)

[Reference]

Details of Issuance of the Special Class Share

(1) Class of Share	Special Class Share of the Company
(2) Number of Shares to be Issued	1 share
(3) Issuing Method	The Special Class Share will be allotted to Japan National Oil Corporation by way of a third-party allotment.
(4) Issue Date	November 17, 2004 (Wednesday)

The Special Class Share is not scheduled to be listed.

End